Grupo CONTINENTAL

S.A [redacted]


MAS BONITA

COMPROMISO

INFORME ANUAL 2003

abla de Contenido



Grupo CONTINENTAL
COMPROMISO
INFORME ANUAL 2003

En Portada:

¡Nuestro Compromiso es Construir el Futuro!

COTIZA EN BOLSA MEXICANA DE VALORES

CONTAL

PRECIOS TRIMESTRALES DE LA ACCION DE GRUPO CONTINENTAL EN 2003

Pesos Mexicanos Nominales

2003	T1	T2	T3	T4
Precio más alto	17.00	17.20	16.83	20.00
Precio más bajo	13.80	14.50	15.51	15.23
Precio de cierre	14.35	16.35	16.30	19.00

ACCIONES COMUNES

Clave de cotización:

Bolsa Mexicana de Valores (BMV) "CONTAL"

ADR Nivel 1 "over-the-counter" "GPOCY"

Información Financiera:

Miguel Angel Díaz Alonso

Tel.: (833) 241-25-15
Fax: (833) 241-25-96
E-mail: mdiaz@contal.com

Asistencia a Accionistas:

Roberto Martínez Garza

Tel.: (833) 241-25-21
Fax: (833) 241-25-99
E-mail: rmartinez@contal.com

Asamblea Anual de Accionistas
22 de Abril de 2004, 12:00 Hrs.
Auditórium Dr. Burton E. Grossman
de las Oficinas Corporativas
Tampico, Tamaulipas, México

Indicadores Financieros

Millones de Pesos actualizados al 31 de Diciembre de 2003

	2003	2002	Variación %
VENTAS NETAS	**9,952**	10,149	-1.9
UTILIDAD DE OPERACION	**1,666**	1,987	-16.2
UTILIDAD NETA MAYORITARIA	**1,138**	1,317	-13.7
ACTIVO TOTAL	**9,642**	9,081	6.2
PASIVO TOTAL	**1,930**	1,914	0.8
CAPITAL CONTABLE MAYORITARIO	**7,709**	7,164	7.6
UTILIDAD POR ACCION (Pesos)	**1.52**	1.76	-13.7
FLUJO DE EFECTIVO DE OPERACION POR ACCION (Pesos)	**2.66**	3.08	-13.7
PRECIO POR ACCION AL CIERRE (Pesos Nominales)	**19.00**	17.00	11.8
DIVIDENDO EN EFECTIVO POR ACCION (Fracción de Peso Nominal)	**0.75**	0.75	0.0
ACCIONES PROMEDIO EN CIRCULACION (Millones)	**750**	750	0.0
INVERSIONES EN INFRAESTRUCTURA	**630**	589	7.0

Ventas Netas



8,387
9,390
10,219
10,149
9,952
1999
2000
2001
2002
2003

Utilidades



1,476
1,013
1,891
1,120
2,009
1,209
1,987
1,317
1,666
1,138
1999
2000
2001
2002
2003
De Operación
Neta Mayoritaria

Flujo de Efectivo de Operación



1,740
2,181
2,316
2,307
1,992
1999
2000
2001
2002
2003

Activo Total



6,951
7,739
8,548
9,081
9,642
1999
2000
2001
2002
2003

Pasivo Total



1,130
2,118
2,134
1,914
1,930
1999
2000
2001
2002
2003

Capital Contable Mayoritario



5,820
5,616
6,409
7,164
7,709
1999
2000
2001
2002
2003

Nota: Con fines comparativos, las cifras de los ejercicios de los años 1999 y 2000 reflejan los efectos de la desincorporación de la División Ingenios Azucareros, derivados de lo mencionado en la Nota 15 de los Estados Financieros Dictaminados.


Coca-Cola

Tepatitlán, Jalisco.

Mensaje del Presidente del Consejo



Cynthia H. Grossman
Presidente del Consejo de Administración

Apreciables Accionistas:

En el marco de celebración de los primeros cuarenta años de existencia de nuestro Grupo, es muy grato dirigirme a ustedes para comunicarles, con gran satisfacción, que en el año 2003, nuestra empresa nuevamente reafirmó su sólida participación en la Industria de Bebidas en México y en el Sistema Coca-Cola, al cual orgullosamente pertenecemos.

Confirmamos que, desde nuestro origen, somos un equipo comprometido para hacer de la integridad en el actuar, la excelencia en la ejecución y la constante innovación, un estilo de vida que asegura la competitividad de nuestra empresa a través del tiempo.

En la actualidad, el entorno internacional está experimentando una dinámica de cambio sin precedentes, en donde la globalización y sus muy diversas variables han rebasado, con mucho, a los modelos tradicionales de hacer negocios. Es claro que se ha conformado un distinto orden de mercado, más abierto y retador, para las empresas en México.

En virtud de lo anterior, congruentes con nuestras expectativas de alto desempeño, hemos enfocado las fortalezas de la organización a capitalizar las oportunidades que se nos presenten, apoyados en sistemas de operación con tecnología vanguardista y con el desarrollo de nuevas competencias para una más efectiva ejecución.



Torreón, Coahuila.

Como Consejo de Administración, hemos definido las prioridades estratégicas que estarán orientando el rumbo de nuestro negocio, hacia esquemas más competitivos que nos permitan crecer de manera rentable. Es fundamental conservar fortalecido a Grupo Continental, que mantenga siempre el compromiso y un alto sentido de responsabilidad social con las comunidades a las que servimos.

Como decididos participantes formales en la Industria de Bebidas en México, hemos contribuido consistentemente al desarrollo del sector y al crecimiento del Sistema Coca-Cola, que por cuarto año consecutivo registró, en nuestro país, el más alto consumo per cápita del mundo. Es sin duda, una muestra del enorme potencial que ofrece el mercado nacional, el segundo más importante en la categoría de refrescos a escala mundial.

Sostenemos con la Compañía Coca-Cola una sólida y exitosa relación, basada en la confianza y en un aprendizaje compartido. En este contexto, nuestra trayectoria se ha caracterizado por la búsqueda constante de la eficiencia en la operación, la calidad de nuestros productos, el enfoque de servicio al cliente, y un respeto total a la calidad humana de nuestros Colaboradores.

En el entorno actual, nuestras estrategias operativas nos han mostrado su valiosa consistencia al permitirnos seguir avanzando en la satisfacción oportuna de las necesidades y preferencias de los consumidores, en el servicio especializado a nuestro mercado y en el mantenimiento de la rentabilidad del negocio.

A lo largo de este Informe Anual, podrán apreciar la esencia de las actividades de nuestra operación, por las cuales obtuvimos los siguientes resultados:

- La Utilidad de Operación alcanzó 1,666 millones de pesos, representando un 16.7% de las ventas netas.

- La Utilidad Neta Mayoritaria obtenida fue de 1,138 millones de pesos, equivalente al 11.4% de las ventas netas.

- El Flujo de Operación fue de 1,992 millones de pesos, lo que representa un margen de 20.0% sobre ventas netas.

- El Retorno Sobre el Capital Invertido fue del 16.0%.

- La Deuda Neta con Costo, una vez más, fue igual a Cero.

Con este desempeño, Grupo Continental, además de su cuadragésimo aniversario, celebra también sus primeros 25 años como empresa pública, cotizando sus acciones en la Bolsa Mexicana de Valores.


40
Aniversario

Grupo
CONTINENTAL
S.A.

"Nuestro Compromiso es Construir el Futuro"

Compromisos compartidos, un mismo objetivo

Es justo destacar tres de los factores clave que han cimentado nuestra capacidad para continuar con un dinámico desarrollo: El notable desempeño y dedicación de todos nuestros Colaboradores en la operación; la destacada ejecución del Equipo Directivo; y el invaluable y profesional apoyo de todos los miembros de nuestro Honorable Consejo de Administración.

Juntos, orgullosamente, hemos respondido al legado de valores y visión de futuro que nuestro fundador, el Dr. Burton E. Grossman, sembró en esta organización y que encontró, en el incansable esfuerzo de nuestra gente, tierra fértil para establecer las raíces que hoy dan sentido al progreso de Grupo Continental.

Esa ejemplar vocación y liderazgo inspira, a las nuevas generaciones de esta organización, a hacer suyo el compromiso y el reto de mantener vigentes los fundamentos de nuestra cultura de excelencia. Esta huella indeleble trasciende y nos acompaña siempre; y es así, como se fortalecen las prácticas de éxito que nos definen, sensibles a la sabiduría de nuestra historia y comprometidos con un brillante futuro.

Al andar este camino, reconocemos con profundo agradecimiento a quienes conviven e interactúan con Grupo Continental, por su confianza y lealtad depositadas en nosotros. Les ratificamos nuestro sólido compromiso de seguir avanzando juntos.

Expresamos nuestra gratitud para todos aquellos que nos han acompañado en hacer realidad nuestra visión empresarial, señalando nuevos rumbos y compartiendo deseos, esfuerzos y recompensas. Quienes nos precedieron pueden, hoy, sentirse orgullosos del deber cumplido.

Para continuar siendo una organización que viva la esencia de nuestra empresa, actualizada, ágil y flexible, buscaremos ir más allá de una simple permanencia, persiguiendo metas más elevadas, con una actitud de superación constante.

A ustedes, muy apreciables Accionistas, nuestra sincera gratitud por creer en nosotros; su confianza nos llena de optimismo para seguir con renovado entusiasmo en nuestro deber cotidiano y hacia nuevos horizontes.

A nuestro Consejo de Administración, le reconocemos ampliamente su valioso y profesional apoyo para fomentar la gobernanza de Grupo Continental.

Al concluir otro excepcional año, pleno de experiencias compartidas que han dado templanza a nuestro espíritu, nos sentimos seguros de poder afrontar el futuro con agudo instinto y determinación.

Muy Cordialmente,

Cynthia Grossman

Cynthia H. Grossman
Presidente del Consejo de Administración


Coca-Cola
Coca-Cola

Aguascalientes, Aguascalientes.

Informe del Director General



Marcos Aguilar Romo
Director General

Muy estimados amigos:

Me complace comunicarles que, durante el año 2003, Grupo Continental superó con creatividad y trabajo en equipo un entorno económico adverso y cambiante, para lograr avances específicos en los objetivos trazados.

Acorde con nuestro Plan de Negocios 2003-2005, continuamos con la racionalización de nuestras operaciones, al consolidar Centros de Producción y Distribución, para contar con una capacidad instalada más eficiente y efectiva, manteniendo los estándares de calidad y servicio que nos distinguen.

Fruto de estas estrategias de consolidación, se lograron ahorros por 147 millones de pesos en gastos de operación, igualmente, nos permitieron responder al cambio de las preferencias de los consumidores, hacia productos en envase PET no retornable y tamaños mayores.

Estas acciones responden a nuestra visión de futuro, la cual está enfocada a mantener los niveles de competitividad y rentabilidad a largo plazo, dentro del marco de la renovación de los contratos de franquicia con la Compañía Coca-Cola, por otros 10 años, que iniciaron en enero del 2003.

Valor de Mercado de Grupo Continental, S.A.
(Millones de Dólares)


791.4
819.7
1,102.2
1,230.7
1,272.3
1993
2000
2001
2002
2003

*Como inversión de largo plazo, en pesos mexicanos, durante los últimos 10 años el rendimiento anual compuesto de la acción **CONTAL** ha sido de **19.2%**, representando en esos mismos términos: Un **48%** superior al de la Bolsa Mexicana de Valores; un **40%** arriba de la paridad peso-dólar y un **29%** mayor al crecimiento de inflación en México.*

Dividendos Pagados (%) Sobre la Utilidad Mayoritaria


20.4
32.4
38.5
51.1
44.4
1999
2000
2001
2002
2003


Coca-Cola

En ruta a El Salto, Durango.

Eficiente ejecución

Gracias a una correcta alineación de precios y presentaciones con las necesidades del mercado, durante el 2003 alcanzamos un volumen de ventas de 354 millones de cajas unidad, incluyendo bonificaciones y muestreos; un 3.1% mayor al periodo anterior.

Este esfuerzo impulsó, por noveno año consecutivo, un incremento en el consumo per cápita, consiguiendo llegar a 161 litros en este indicador.

El correcto análisis de la información del mercado, orientó nuestras principales actividades a mejorar el portafolio de marcas y presentaciones, asegurando a nuestros Consumidores una opción diferenciada para su conveniencia.

Entre las acciones relativas a este tema, podemos destacar más de 650 eventos de lanzamiento de nuevos empaques, productos y presentaciones, los cuales se describen más adelante en la sección de Resultados de Operación de este informe.

Como parte de nuestro constante esfuerzo de mercadeo, para seguir fomentando la lealtad de nuestros Clientes y Consumidores, lanzamos múltiples y atractivas campañas promocionales.

Entre otras estrategias encaminadas al objetivo de incrementar nuestro volumen de ventas, continuamos con la instalación de más equipos de refrigeración, como lo hemos venido haciendo consistentemente en años anteriores.

A través de estas actividades, reforzamos nuestra participación en el mercado de bebidas no alcohólicas listas para tomar, que fue del 38%, cifra sobresaliente dentro de un contexto influido por el surgimiento de diversas categorías y nuevos competidores.

Las inversiones en infraestructura de nuestro Grupo, ascendieron a una cifra sin precedente de 630 millones de pesos en el año 2003, destacando que nuevamente fueron realizadas con recursos generados por el flujo de operación.

En lo referente a nuestra actividad en otros negocios, cabe señalar que nuestra empresa asociada Promotora Industrial Azucarera, produjo más de 290 mil toneladas de azúcar, las cuales fueron vendidas en su totalidad a nuestras plantas y a otros socios embotelladores de Coca-Cola.

Producto de este exitoso desempeño, Grupo PIASA pagó los mayores dividendos en sus 15 años de historia, cuyo importe total fue de 180 millones de pesos, de los cuales 88.2 millones correspondieron a Grupo Continental.

La suma de todas estas acciones, aunada al valioso compromiso de cada uno de nuestros Colaboradores, nos permitió entregar resultados financieros relevantes, los cuales fueron destacados por nuestra Presidente del Consejo de Administración en este informe.

Estrategias vanguardistas para un sólido futuro

Con todo el entusiasmo que caracteriza a Grupo Continental y conscientes de los retos que enfrentamos, llegamos a nuestros primeros 40 años de exitosa operación con el optimismo que nos da un pasado de importantes logros, convencidos de que en el diseño de nuevas fórmulas de negocio, construiremos un futuro todavía más promisorio.

Con la certera guía de nuestro Consejo de Administración, continuamos ejerciendo una cultura de excelencia, incorporando renovadas estrategias en las diferentes variables de nuestro negocio, dando especial énfasis a los aspectos referentes a la segmentación de la ejecución y la gestión del crecimiento de los ingresos. Todo esto, con el fin satisfacer las expectativas tanto de nuestros Accionistas, como de nuestros Clientes y Consumidores, buscando una permanencia exitosa en el futuro.


Ciel

Embotelladora Los Altos en Jalisco.

La directriz definida por el Consejo de Administración para nuestro equipo es muy clara. Debemos seguir optimizando las operaciones para ser una empresa delgada, flexible y dinámica, que garantice la racionalización sostenida de costos, la innovación y la introducción de productos de mayor valor agregado.

Adicionalmente, reforzaremos el valor de nuestro portafolio de marcas y productos de la Compañía Coca-Cola, apoyados en sistemas de información e inteligencia de mercado, así como en proyectos de promoción y mercadeo.

Con esta visión de progreso, estamos seguros que lograremos conservar la lealtad que los consumidores han tenido hacia nuestros productos a lo largo de nuestra historia, en un mercado cada vez más exigente y competido.

Objetivo fundamental para el logro de estas metas es, y será, el desarrollo continuo de las capacidades de quienes colaboramos en Grupo Continental, a través de un programa constante de evaluación y mejoramiento de competencias.

Agradecemos muy especialmente el apoyo de nuestro Consejo de Administración, al profesional equipo de Ejecutivos y Colaboradores, así como a nuestros Proveedores, Clientes y Consumidores, y sobre todo, a nuestros Accionistas, por su confianza.

Un año más de buenos resultados, es motivo de orgullo que nos compromete a seguir cumpliendo, para satisfacer sus expectativas.

Muy Atentamente,

Marcos Aguilar Romo
Director General


Coca-Cola
REFRESCO
Coca-Cola

Metas para 2004

1. *Mejorar la eficiencia y la productividad en cada área de nuestra empresa.*
2. *Desarrollar nuevas líneas de negocio que sean rentables.*
3. *Implementar estrategias fundamentales para mantener la lealtad de nuestros Clientes clave.*
4. *Innovación constante para fortalecer nuestra participación de mercado.*
5. *Extender marcas de bebidas tales como agua en tamaños familiares y bebidas no carbonatadas.*


35
"HOLA"
Coca-Cola
Coca-Cola

Durango, Durango.

Resultados Operacionales

Ante los retos, se reafirman compromisos

El año 2003 se caracterizó por un entorno global de grandes retos, que exigió a las empresas de Grupo Continental reafirmar una operación general eficiente e integrada en todos sus territorios, manteniendo intacto el compromiso de satisfacer las necesidades de sus clientes y consumidores.

La organización ha redimensionado sus capacidades e infraestructura de acuerdo al demandante espacio de negocios en el que se desarrolla, y lo ha hecho incorporando estrategias y fortaleciendo cotidianamente un compromiso en el que, cada parte de la empresa, contribuye al éxito del Grupo.

A continuación se presentan los resultados operacionales obtenidos por Grupo Continental en las diferentes categorías de bebidas no alcohólicas listas para tomar en las que participa, acorde con la metodología "NCCT" (New Continuous Consumer Tracking).

Volumen Total de Ventas

Millones de Cajas Unidad



58.7
16.6%
202.4
57.2%
80.0
22.6%
1.0
0.3%
11.9
3.3%
Colas
Sabores
Agua garrafón
Agua embotellada
Nuevas categorías

VOLUMEN Y PARTICIPACIÓN DE MERCADO

Todas las Categorías

La llegada de nuevos participantes, algunos de ellos en condiciones de informalidad, incidieron en el desempeño integral del mercado de bebidas en el país, haciendo éste, aún más competido.

Ante esta realidad, la empresa estableció con oportunidad las estrategias operativas dirigidas a capitalizar su experiencia para generar nuevas oportunidades de crecimiento, las cuales se tradujeron en un incremento del 3.1% en el volumen total de ventas, alcanzando 354 millones de cajas unidad, incluyendo bonificaciones y muestreos.

Este volumen de ventas impulsó el consumo anual per cápita de los productos vendidos por el Grupo, el cual llegó a 682 botellas unidad, logrando colocarse con ello, 169 unidades superior al per cápita promedio nacional de productos de la Compañía Coca-Cola, cifra que continúa siendo la más alta del mundo.



Coca-Cola


ABARROTES
LA ALTEÑA
Abarrotes
La ALTEÑA
Coca-Cola
Coca-Cola
Coca-Cola
VIVE SANAMENTE

Encarnación de Díaz, Aguascalientes.

La participación de la empresa en el mercado total de bebidas no alcohólicas listas para tomar, se ubicó en un 38.0%, lo que le impulsa a alcanzar su meta establecida para el 2006, la cual consiste en que dentro de sus territorios, 2 de cada 5 bebidas en este mercado, sean vendidas por sus embotelladoras. Sin duda un objetivo retador, pero alcanzable.

Refrescos

La más sólida aportación al volumen total de ventas del Grupo, provino de esta categoría, que alcanzó 261.1 millones de cajas unidad, de los cuales 202.4 millones correspondieron al segmento de colas y 58.7 millones al de sabores, reportando ambos un per cápita de 503 botellas unidad.

En el mercado total de bebidas no alcohólicas listas para tomar, la participación en la categoría de refrescos fue de 27.9%.

Agua envasada

Desde su introducción al mercado, esta categoría ha representado un fuerte y consistente crecimiento para Grupo Continental, con importantes incrementos en su consumo y un gran potencial en los mercados en los que participa.

En el año 2003, el agua envasada aportó 91.9 millones de cajas unidad al volumen total de ventas.

De este volumen, el Agua Ciel Mineralizada aportó 3.4 millones de cajas unidad y el Agua Ciel, en tamaños personales, contribuyó con 8.5 millones.

Por su parte, el Agua Ciel en garrafón de 20 litros continúa su paso sobresaliente en el mercado. Este año aportó 80 millones de cajas unidad, que representan 22.7 millones de garrafones, registrando un crecimiento del 12.6%. Cabe señalar que, cimentado en cinco años consecutivos con avances superiores al 11.0% en esta presentación, Grupo Continental continuará su estrategia para ampliar la cobertura en sus territorios, en donde la inversión ofrezca una rentabilidad acorde con las expectativas.

La participación en el mercado total de bebidas no alcohólicas listas para tomar, alcanzada en la categoría de agua envasada, fue de 9.9%, representando un consumo per cápita de 177 botellas unidad.

Volumen de Ventas por Canal



1.0%
0.7%
1.7%
7.2%
4.0%
7.0%
10.5%
67.9%
Abarrotes y Misceláneas
Restaurantes y Fondas
Tiendas de Conveniencia y Farmacias
Bares
Supermercados
Escuelas
Industrias y Oficinas
Otros

Porcentaje de Absorción de la categoría de agua en el Volumen Total de Ventas de Bebidas del Grupo



11.7
17.8
21.4
24.0
26.0
1999
2000
2001
2002
2003


Coca-Cola
EMBOTELLADORA AGUASCALIENTES, S.A. DE C.V.

Nueva Mega Planta: Embotelladora Aguascalientes.

Otras Categorías

Como parte fundamental del compromiso por estimular y expandir la preferencia por sus productos, la empresa mantiene un constante análisis de oportunidades de crecimiento en marcas y segmentos de mercado, y a partir de ello, planea el lanzamiento de productos y presentaciones específicas al gusto de los consumidores.

Durante el 2003, Grupo Continental introdujo nuevos productos de otras categorías de bebidas que representaron 1.0 millón de cajas unidad y un consumo per cápita de 2 botellas unidad, alcanzando una participación en el mercado total de bebidas no alcohólicas listas para tomar de 0.2%.


Vehículos
4,058
4,453
4,701
4,788
4,880
1999
2000
2001
2002
2003

DESARROLLO DEL MERCADO

Hace casi 40 años, al iniciar sus actividades, el Grupo aceptó el compromiso de corresponder a la confianza de las comunidades a las que atiende, a través de nuevas opciones de servicio y presentaciones de sus productos, enfocados a crecer junto con el mercado.


Eventos de Lanzamiento
84
76
305
328
653
1999
2000
2001
2002
2003

En este sentido, durante el 2003 el Grupo amplió su portafolio de marcas de productos de la Compañía Coca-Cola, con el lanzamiento de Coca-Cola Vainilla y la extensión de algunas marcas en el segmento de sabores, tal como se detalla más adelante.

De forma paralela, y atendiendo las preferencias de los consumidores, se introdujeron nuevos empaques en botella PET Azulado: Agua Ciel en 355 ml., 600 ml. y 1.0 lt, así como Delaware Punch en presentación Pouch 200 ml., en 4 sabores.

La búsqueda de nuevas alternativas para los consumidores es permanente. Como muestra, se destaca el récord de 653 eventos de lanzamiento de nuevos productos y empaques en el año 2003, en el total de los territorios del Grupo, sobresaliendo los siguientes:

- Empaques de 237 ml., en vidrio no retornable; 1.5 lts. en PET y 2.5 lts. en Ref-PET para Coca-Cola.
- Coca-Cola Vainilla en lata de 237 ml. y 355 ml.; 237 ml. en vidrio no retornable; así como 600 ml. en PET.


Fresca
Sprite
manzana
Lift


Miscelánea LA NOR
" MISCELANEA LA NORTEÑA "
Coca-Cola
Coca-Cola
Coca-Cola

Gómez Palacio, Durango.

- Fanta Limón de 355 y 500 ml. en vidrio retornable; 250 ml. y 600 ml. en PET.
- Fresca Toronja de 1.0 lt. en PET; así como Fresca Toronja Rosa en lata de 355 ml.; y en PET de 600 ml., 1.0 lt. y 2.0 lts.
- Sprite de1.0 lt. en PET.
- Sprite Cero en Lata de 237 ml., 355 ml. y en PET de 600 ml.
- Lift Manzana Verde en lata de 355 ml. y PET de 2.0 lts.
- Delaware Punch de 200 ml. en empaque Pouch en 4 sabores.
- Powerade de 400 ml. y 600 ml. PET en 6 sabores.
- Ciel de 355 ml., 600 ml. y 1.0 lt. en PET Azulado.
- Ciel Garrafón de 20 lts. lanzado en Aguascalientes.

A lo largo de este año, se siguió promoviendo la oferta de productos, empaques y presentaciones, prueba de ello, es que al cierre de 2003 se llegó a 129 SKU's.

Aunado a todo lo anterior, se desarrollaron 13 campañas publicitarias estratégicas:

- Ocho se orientaron a consumidores, entre las que se distinguen "Mini autos", "Póster ZA-P", "Tapas Rojas", "Cascarita" y "El tesoro de la Navidad", entre otras.
- Cuatro se enfocaron como promociones al Detallista, destacando "Detallista Seguro".
- Un evento de imagen de marca, la "VI Copa Coca-Cola".

Congruentes con el Programa Institucional de Mercadotecnia por Canal, se sigue apoyando a los clientes, a través de asesoría, capacitación, equipo y actividades de mercadeo diseñadas para su específico segmento de mercado, esto con el propósito de estimular la compra de los productos de la Compañía Coca-Cola en el punto de venta.

A través de este Programa, durante 2003 se atendieron 49,446 clientes de abarrotes, 7,033 de fondas y 3,451 de escuelas, totalizando 59,930 clientes participantes; 2,306 más que el año anterior.

Participación en Mercado de bebidas no alcohólicas listas para tomar



38.5%
38.9%
27.9%
22.6%
9.9%
0.2%
Refrescos
Agua Envasada
Otras Categorías

Mercado Total

Grupo Continental, S.A.
38.0% Participación Total



Delaware Punch
Delaware Punch
Delaware Punch


Coca-Cola

Embotelladora Guadiana, Durango.

Como parte primordial de la atención que da la empresa a las necesidades particulares de los clientes, para incrementar las ventas, se instalaron más de 9 mil nuevos equipos de enfriamiento, incluyendo refrigeradores, equipos "fountain" y máquinas "vending" expendedoras de refrescos, mismas que suman 139,945 unidades desplegadas en el mercado.

Igualmente, se continúa ampliando la red de servicio y cobertura con 70 nuevas rutas de ventas, principalmente para agua Ciel en garrafón. La presencia de Grupo Continental está actualmente conformada por más de 836 mil clientes, quienes son atendidos por medio de 2,219 rutas de ventas.

En particular, los más de 616 mil clientes de Agua Ciel en garrafón, 77 mil más que en el 2002, recibieron atención personalizada a través de la operación de 507 rutas de ventas, lo que ha permitido que este producto ocupe una posición líder en el segmento de servicio contratado al hogar.

INFRAESTRUCTURA MODERNA PARA UN ALTO DESEMPEÑO

Contar con una infraestructura moderna y eficiente, permite a Grupo Continental continuar buscando el alto desempeño en las prácticas de todas sus unidades de negocio.

En este concepto se realizó una inversión de 630 millones de pesos, destacando especialmente los siguientes:

Construcciones realizadas

- Centro de Producción en Aguascalientes, Aguascalientes.
- Centro de Distribución en Manzanillo, Colima.
- Centro de Distribución en Río Verde, San Luis Potosí.
- Ampliación a los Centros de Producción, en Durango, Durango; en Torreón, Coahuila; y en Tepatitlán, Jalisco.
- Ampliación al Centro de Distribución "Estadio" en Torreón, Coahuila.
- Ampliación y remodelación de las Oficinas Corporativas, en Tampico, Tamaulipas.

Construcciones en proceso, a concluirse en el primer semestre de 2004

- Centro de Distribución "Belenes", en Zapopan, Jalisco.
- Centro de Distribución "Santa Rita", en Gómez Palacio, Durango.
- Planta de Tratamiento de Aguas Residuales, en el nuevo Centro de Producción en Aguascalientes, Aguascalientes.

Equipamiento de plantas

Con la finalidad de satisfacer las exigencias del mercado, en todos los Centros de Producción se continuaron realizando las adaptaciones de las líneas de embotellado, principalmente orientadas a tamaños mayores. De esta forma se llevaron a cabo:

- Seis adecuaciones de línea para tamaños mayores.
- Cinco adaptaciones para presentaciones no retornables.
- Cuatro nuevas líneas para Agua Ciel.
- Tres remodelaciones o ampliaciones de líneas de embotellado.

Vehículos de distribución y apoyo al mercado

Con la finalidad de fortalecer y modernizar la flotilla de distribución y servicio, se adquirieron 351 vehículos de características diversas, con lo que el parque vehicular alcanzó las 4,880 unidades al finalizar 2003.

Inversión en Infraestructura
Millones de pesos actualizados al 31 de Diciembre de 2003


374
394
471
589
630
1999
2000
2001
2002
2003


Fanta
naranja

COMPROMISO CON EL FUTURO

Más allá de las circunstancias de un entorno cada vez más cambiante y abierto, la empresa continuará con renovado optimismo, trabajando para reafirmar su posición diferenciada en los mercados a los que sirve, impulsando su permanencia y crecimiento exitoso.

El enfoque es mejorar la eficiencia y productividad en todas las áreas de la organización. Especial atención se dará al desarrollo de nuevos esquemas de negocio que, manteniendo las fortalezas, permitan enfrentar con mayor solidez y rentabilidad la dinámica propia de la industria.

Los objetivos son concretos. Se continuará con la racionalización de las operaciones y la reducción sostenida de costos, como ejes centrales de una organización balanceada y ágil que, como siempre, mantenga su ruta de progreso en la satisfacción de los consumidores.

De forma complementaria, la empresa seguirá desarrollando estrategias de venta más eficientes y dirigidas, continuará reforzando su portafolio de empaques y estructura de precios, así como optimizando la ejecución en el punto de venta, todo esto con el firme propósito de estar siempre presente con sus marcas, principalmente Coca-Cola, en todas las ocasiones de consumo.

Parte de este esfuerzo integral hacia los mercados, serán las actividades de Mercadotecnia, entre las que destaca el deporte como un elemento importante de promoción y posicionamiento. En este aspecto, se capitalizarán las Olimpiadas del 2004 en Atenas y otros eventos deportivos de renombre internacional en los que la marca Coca-Cola será Patrocinador Oficial.

El Futuro

Alineación con las estrategias claves de negocio:

- ***Enfoque***: *Redireccionar las competencias y el talento de nuestros Colaboradores, a todos los niveles.*
- ***Creación de Valor***: *A través de la diferenciación en productos y servicios, ahorro en costos, innovación y SKU's rentables.*
- ***Impacto***: *Crecimiento del negocio para garantizar su continuidad en el futuro.*

El Grupo seguirá desarrollando e incrementando la participación de sus clientes en los programas de Mercadotecnia por Canal y de Capacitación a Detallistas, con lo que se cubrirán todas las áreas de una operación encaminada a la excelencia.

Ningún esfuerzo valdría la pena si no va acompañado por un alto compromiso con la responsabilidad social y con el desarrollo de los colaboradores. Como una empresa íntegra, Grupo Continental seguirá ofreciendo productos de calidad, respetando el medio ambiente, en desarrollo armónico con las comunidades y apoyado en su valioso equipo de trabajo, que es el factor más relevante para conseguir el alto desempeño.

La empresa se perfila hacia un nuevo contexto de negocios, en el que el elevado nivel de exigencia de los clientes y la presencia de competidores emergentes, le obligan a estar siempre adaptándose a las nuevas condiciones de competitividad que se presentan.

El reto es grande, pero también lo es la capacidad de la organización y de sus integrantes, que con innovación y entrega, sabrán superar los estándares de un mundo que sólo tendrá lugar para los mejores.

"El compromiso es, y continuará siendo, construir el futuro de Grupo Continental"


Coca-Cola
vainilla

Sección Especial

40

Aniversario

Grupo
CONTINENTAL
S.A.



*"Debemos guardar una profunda gratitud al pasado,
porque es cimiento del presente;
y un sentimiento de fe y esperanza al futuro,
porque éste es ilimitado"*


Embotelladora de Coahuila


Embotelladora Guadiana


Embotelladora San Luis


Embotelladora Aguascalientes


Embotelladora Gómez Palacio

**En México los sesentas
son un período de ambiente optimista,
estimulante y de garantías;
las Olimpiadas hacen voltear
los ojos del mundo a nuestro país.**

**Es en la primera mitad de esta década,
cuando Don Burton E. Grossman
constituye Grossman y Asociados, S.A.
y Fomento Industrial Azteca, S.A.
integrando en ellas, las 4 plantas
embotelladoras recientemente adquiridas.**


Embotelladora Fresnillo

**Nuestro fundador siembra así el árbol
que ha de nutrirse de esta tierra,
hoy fuente de fortaleza y cultura
de una nueva generación.**

**Animados por sus pautas ejemplares,
los programas estructurales
y las directrices administrativas
van dando origen
a una relación modelo de unión,
integridad, confianza y compromiso,
que se concretiza con la integración
de 3 embotelladoras más al Grupo.**


Primeras Oficinas Corporativas


Embotelladora Rioverde

"En el inicio, se inscribió el sueño, la visión, el afán de crear y agregar valor, viviendo todo esto, en beneficio de Clientes, Consumidores, Colaboradores, Proveedores y Comunidades"

"Nuestra historia está vinculada íntimamente con el desarrollo de la marca Coca-Cola en México"

1964


Inicia su gestión Guillermo Verduzco

Ventas del Año más de 12 Millones de Cajas Unidad


Iniciamos con 400 Colaboradores

1965


Arrancamos con 175 Vehículos de apoyo

Estamos en el mercado con Coca-Cola

1966

Introducimos Fanta


Atendemos a 2 Millones de Consumidores

1967


Obtuvimos un per cápita de 200 botellas

Superamos las 20 Millones de Cajas Unidad Anuales

1968


Contamos con más de 450 Vehículos


Embotelladora Lagunera


Nuevo Edificio Corporativo


Embotelladora Aguascalientes

Al tiempo que el hombre pisa por primera vez la Luna y México inicia la modernización de su planta industrial, el fortalecimiento y liderazgo de la marca Coca-Cola continúa su paso ascendente.

Grupo Continental afirma su presencia en 2 territorios más: En Guadalajara con la adquisición de Embotelladora La Favorita; y en Aguascalientes, inaugurando las nuevas instalaciones de Embotelladora Aguascalientes; en tanto que en el norte, se refuerza el mercado de Torreón con Embotelladora Lagunera.

En 1972 se inaugura el Edificio Corporativo en Tampico, Tamaulipas.


Planta Las Fuentes


Sucursal Vallarta


Sucursal Huentitán

"El logro de las metas, además de fincarse en firmes convicciones, debe ponerse en práctica por medio de una estructura de organización que facilite y promueva su ejecución"

1969

Acumulamos Ventas de 117 Millones de Cajas Unidad en los Primeros Cinco Años


Contamos con más de 500 Vehículos de apoyo al Mercado

1970

Alcanzamos más de 30 Millones de Cajas Unidad Anuales

1971


Atendemos más de 2.5 Millones de Habitantes

1972


425 botellas de per cápita

Vendemos al Año más de 50 Millones de Cajas Unidad

1973


Somos más de 3,500 Colaboradores



Embotelladora San Luis


Coca-Cola

Embotelladora Ameca

Nuestra marca Coca-Cola cumple su cincuenta aniversario en México.

Grupo Continental continúa su dinámica de consolidación. Con ella, Embotelladora San Luis empieza a operar en sus nuevas instalaciones y surge otra Embotelladora hermana en Ameca, Jalisco.







"Planeamos y actuamos con un enfoque de oportunidad, calidad total, rendimiento y competitividad para beneficiar y satisfacer a nuestros Clientes, Consumidores, Colaboradores, Accionistas y Proveedores, tomando siempre en consideración nuestra repercusión favorable en las comunidades y el ecosistema que nos rodea"



Atendemos a más de 4 Millones de Habitantes



Contamos con más de 1,000 Vehículos

Acumulamos Ventas por más de 500 Millones de Cajas Unidad



Atendemos a más de 5 Millones de Habitantes

1974 | 1975 | 1976 | 1977 | 1978

50 Años de Coca-Cola en México



Inicia su gestión Efraín Alanís

Vendemos al año más de 75 Millones de Cajas Unidad

1979 1983









Sucursal El Álamo

El país se regocija con la primera visita del Santo Papa Juan Pablo II, México se reúne alrededor de su figura.

En este lustro, el negocio se institucionaliza y consolida su estructura adoptando la denominación de Grupo Continental, bajo la cual inscribió sus acciones en la Comisión Nacional de Valores, convirtiéndose en la primera y única empresa del estado de Tamaulipas cuyas acciones son cotizadas en la Bolsa Mexicana de Valores.

Inicia operaciones la Sucursal El Álamo de Embotelladora La Favorita, en Guadalajara.

En Durango, Embotelladora Guadiana pasa a ocupar sus nuevas instalaciones y lo mismo hace en Torreón Embotelladora Lagunera.

En Tepatitlán, Jalisco, inicia operaciones Embotelladora Los Altos.



Embotelladora Guadiana



Embotelladora Lagunera



Embotelladora Los Altos

"Creemos que el mundo de los negocios es un campo de competencia, en el que sobresalen las instituciones que tienen los mejores hombres y mujeres. Por ello nos esforzamos en construir y mantener un equipo humano talentoso y eficiente"

1979 — Nace Grupo Continental

1979 — Acción No. 1 de Grupo Continental

1980 — Atendemos a más de 5.5 Millones de Habitantes

1981 — Vendemos al año más de 100 Millones de Cajas Unidad

1983 — Acumulamos Ventas superiores a 1,000 Millones de Cajas Unidad

1983 — Somos más de 5,500 Colaboradores



Ingenio Tres Valles





Ingenio Adolfo López Mateos

México vuelve a ser el anfitrión del futbol mundial; el país se redimensiona económicamente y se emprende con mayor ahínco la apertura al comercio exterior.

Entre sus actividades de infraestructura, Grupo Continental incorpora la División Ingenios, surgiendo para su control la empresa Promotora Industrial Azucarera.


Coca-Cola
Coca-Cola



"Nuestros programas de actualización, el entendimiento del proceso inflacionario, la rectitud, laboriosidad y eficiencia de nuestros Colaboradores, otorgaba al Grupo capacidades relevantes para ofrecer además de excelencia, valor agregado"



Atendemos a más de 6 Millones de Habitantes



Acumulamos Ventas de 1,500 Millones de Cajas Unidad

Introducimos al Mercado Diet Cok y Diet Sprite

984 — 1985 — 1986 — 1987 — 1988

100 Años de Coca-Cola en el Mundo



Atendemos a más de 7 Millones de habitantes



Embotelladora Las Trojes


Coca-Cola de México
OTORGA
EL PRESENTE RECONOCIMIENTO
AL
GRUPO CONTINENTAL, S.A.
POR HABER ACUMULADO HASTA 1993 UN VOLUMEN DE VENTAS DE 2,000 MILLONES DE CAJAS UNIDAD DEL PRODUCTO COCA-COLA Y ESTABLECER EL RECORD MUNDIAL DE 43 LANZAMIENTOS DE PRODUCTOS Y EMPAQUES EN UN SOLO AÑO



Embotelladora Zapopan

México pone en marcha el Tratado de Libre Comercio, cae el muro de Berlín y Octavio Paz gana el premio Nóbel.

Grupo Continental lleva a cabo acciones sólidas que refrendan su deseo de capitalizar experiencia y atender con excelencia.

Inician operaciones otras 3 plantas: Embotelladora Las Trojes en Aguascalientes; Embotelladora Zapopan, en Jalisco y Embotelladora La Bufa, en Zacatecas.

El Grupo adquiere el 17% de las acciones de la planta enlatadora de productos Coca-Cola más importante en México, siendo actualmente el tercer accionista más importante.



Embotelladora La Bufa


Delaware Punch
Sprite
Coca-Cola



Sucursal Estadio

"Nos proponemos seguir haciendo los cambios necesarios para asegurar nuestro liderazgo y desarrollo en el futuro, teniendo como objetivo ser los mejores con relación a los estándares internacionales"



Superamos las 2,000 unidades en Vehículos de apoyo al Mercado



Acumulamos Ventas por más de 2'000 Millones de Cajas Unidad



Superamos los 3,000 Vehículos de Apoyo al Mercado

1989 — 1990 — 1991 — 1992 — 1993



Alcanzamos más de 150 Millones de Cajas Unidad Anuales



Más de 500 botellas de per cápita



Inicia su Gestión Marcos Aguilar



Somos más de 12,000 Colaboradores



Embotelladora Guadalupe Victoria





Embotelladora Tangamanga

En este lustro, Grupo Continental concluye la construcción y equipamiento de la segunda Embotelladora en la ciudad de Durango de nombre Guadalupe Victoria.

Consolidamos presencia en nuestros territorios con la Embotelladora Tangamanga en San Luis Potosí y expresamos nuestro compromiso con el medio ambiente, poniendo en marcha la planta de tratamiento de aguas residuales en Embotelladora La Bufa.

Grupo Continental se convierte en parteaguas para la industria mexicana de Coca-Cola, ampliando su horizonte de posibilidades con la introducción de Agua Ciel en el área metropolitana de Guadalajara.



Servicio Corporativo





Servicio al Hogar

"A nuestra cultura administrativa y financiera, hemos añadido la experiencia de nuestro caminar, lo que nos da las herramientas para responder al nuevo orden de nuestra industria. Creemos firmemente, que el éxito recurrente de nuestro negocio está cimentado en la claridad con que hemos sostenido la estrategia de DIFERENCIACIÓN en todos los ámbitos en que nos desempeñamos"



Lanzamos al Mercado Fresca



Forbes nos elige como una de las 100 Empresas más rentables del Mundo



Acumulamos Ventas por 3,000 Millones de Cajas Unidad



Nuevamente Forbes nos califica como una de las 100 Empresas más rentables del Mundo

1994 — 1995 — 1996 — 1997 — 1998



Atendemos a más de 10 Millones de Consumidores



Introducimos Manzana Lift

Lanzamos al Mercado Agua Purificada Ciel



Nuevas Marcas: Coca-Cola Light Delaware Punch



Más de 500 botellas de per cápita



Embotelladora de Tecomán



Dr. Burton E. Grossman



Bruce E. Grossman y Cynthia H. Grossman

La globalización influye la actividad económica de México.
El ámbito competitivo satisface abiertamente al consumidor en sus exigencias de calidad, servicio y precio.
En el inicio de este lustro, la historia de Grupo Continental se escribe con la partida de nuestro líder fundador, Don Burton E. Grossman, dando paso a un nuevo capítulo de liderazgo y compromiso para construir el Futuro.

Grupo Continental adquiere Embotelladora de Tecomán y Embotelladora Aguascalientes se muda a sus nuevas instalaciones, convirtiéndose en una de las más modernas del país.

Acorde a los tiempos de cambio, se renueva el marco conceptual de negocio.
En el 2003 las Embotelladoras La Bufa, Zapopan y Guadalupe Victoria se convierten en las primeras plantas en el mundo en obtener el certificado del Sistema de Calidad Coca-Cola.



"Construyendo el Futuro"



Edificio Corporativo



Embotelladora Aguascalientes

"Nuestro definido enfoque de trabajo en equipo y el ejercicio de un liderazgo sustentado en la aptitud moral y profesional, nos permite capitalizar el talento de nuestros Colaboradores, mismo que ha sido y seguirá siendo factor determinante en la consecución de las metas y objetivos de Grupo Continental"

999
- Introducimos Sprite Light
- Contamos con más de 4,000 Vehículos de Apoyo al Mercado

2000
- Acumulamos Ventas por más de 4,000 Millones de Cajas Unidad
- 75 Años Coca-Cola en México

2001
- Lanzamos al Mercado Senzao y Ciel Mineralizada
- Superamos los 300 Millones de Cajas Unidad Anuales

2002
- Nuevas marcas: Beat, Nestea, Powerade, Quatro, Mickey Aventuras

2003
- Acumulamos Ventas por más de 5,000 Millones de Cajas Unidad
- Lanzamos Coca-Cola Vainilla

Grupo
CONTINENTAL
S.A.

Filosofía

El compromiso de todos los que colaboramos en las empresas de Grupo Continental, es vivir intensa y congruentemente la Cultura, Visión, Misión y Valores, haciéndolos nuestros para convertir todo ello en una realidad.

Cultura

Nuestra cultura está orientada a la consecución de la excelencia.

Visión

Ser una empresa de alto desempeño.

Misión

Asegurar el servicio al cliente y la satisfacción del consumidor.

Valores

El valor esencial de la empresa es la Integridad, sustentada en el Respeto y la Justicia.

Estrategia de negocio

Buscar oportunidades de crecimiento rentable que aseguren la permanencia de la empresa para futuras generaciones.


Grupo
CONTINENTAL

Nuestra Empresa

Bajo el liderazgo de su fundador, el Dr. Burton E. Grossman, Grupo Continental inicia actividades en 1964.

Somos una empresa total de bebidas, dedicada a la elaboración, distribución y venta de productos principalmente de marcas propiedad de la Compañía Coca-Cola, tales como: Coca-Cola, Coca-Cola Vainilla, Coca-Cola Light, Fanta, Sprite, Sprite Cero, Fresca, Lift, Senzao, Beat, Delaware Punch, Nestea, Powerade, Mickey Aventuras, Ciel y Ciel Mineralizada.

En el proceso de elaboración de los productos, las plantas embotelladoras del Grupo emplean azúcar refinado 100% mexicano, proveniente de Promotora Industrial Azucarera, S.A. de C.V. que tiene dos de los ingenios refinadores más productivos del país, certificados con la Norma de Calidad ISO 9002. Grupo Continental tiene una participación accionaria de 49% en esta empresa, y junto con otros socios embotelladores de Coca-Cola, consumen anualmente más de 300 mil toneladas de este edulcorante.

El trabajo perseverante de su Consejo de Administración y un experimentado equipo de colaboradores han permitido a Grupo Continental posicionarse como el décimo embotellador de refrescos y el séptimo grupo embotellador de Coca-Cola a nivel mundial.

La empresa cuenta con 15 plantas embotelladoras y 75 sucursales que están ubicadas en los centros de población más importantes de los estados de Aguascalientes, Coahuila, Colima, Durango, San Luis Potosí y Zacatecas. En conjunto, el Grupo da empleo a más de 14 mil colaboradores.

El 14.5% del país, es territorio de Grupo Continental, en él se abarcan 285 mil kilómetros cuadrados, se atiende a un mercado de más de 12 millones de consumidores potenciales y se abastece a una red de más de 836 mil clientes de productos de la Compañía Coca-Cola.

Las acciones de la empresa, se cotizan en la Bolsa Mexicana de Valores con la clave "CONTAL" y en los Estados Unidos opera ADR's en el mercado "over-the-counter" con la clave "GPOCY".

La sede corporativa se encuentra en Tampico, Tamaulipas, México.

Grupo Continental, S.A.








Coca-Cola

- ***285 mil*** *km² de franquicia*
- ***12.4 millones*** *de habitantes*
- ***836 mil*** *Clientes*
- ***15*** *Plantas Embotelladoras*
- ***75*** *Sucursales*
- ***2,219*** *Rutas de Ventas*
- ***4,880*** *Vehículos de distribución y apoyo al mercado*
- ***129*** *Productos y presentaciones en el mercado*
- ***14 mil*** *Colaboradores*
- ***682*** *Botellas unidad de consumo anual per cápita*
- *Grupo Continental representa el* ***16%*** *del volumen del Sistema Coca-Cola en México*

Volumen Total de Ventas


272
312
334
343
354
1999
2000
2001
2002
2003

El volumen total de ventas aumentó 3.1% sobre el año 2002, alcanzando 354 millones de cajas unidad.

Retorno sobre Capital Invertido (%)


15.0
19.2
20.2
19.1
16.0
1999
2000
2001
2002
2003

El año 2003, lo cerramos con el ROIC más alto dentro de los Grupos Embotelladores que cotizan en la Bolsa Mexicana de Valores.



Mezcla de Ventas
por Empaque
(Refrescos + Agua Embotellada)


Familiar
62.7%
Personales
37.3%


Retornables
51.9%
No retornables
48.1%

Prioridades Estratégicas



1 *Continuar nuestra alianza con Coca-Cola, compartiendo estrategias de largo plazo.*

2 *Capitalizar nuevas oportunidades de consumo, extendiendo nuestro portafolio de marcas con productos de alta contribución.*

3 *Revisar los procesos de operación para administrar eficientemente el desarrollo de nuestro Mercado.*

4 *Mejorar significativamente la publicidad y las promociones para clientes y consumidores.*

5 *Inversión en mercados que generen oportunidades de crecimiento rentable.*

6 *Total participación con Compañía Coca-Cola, para detener las ventajas de las marcas y negocios emergentes, las cuales evaden las prácticas normales de negocios, la responsabilidad social y gobernancia.*



"Tenemos las tres primeras plantas embotelladoras en el mundo que han logrado su certificación en el Sistema de Calidad Coca-Cola"

Consejo de Administración

Cynthia H. Grossman
Presidente del Consejo
(1983)(2,6)

Stacey Sánchez Grossman
Consejero Suplente
(2002)(7)

Bruce E. Grossman
Vicepresidente del Consejo
(1977)(2,6)

Brett E. Grossman
Consejero Suplente
Consultor de Empresas e Inversionista Privado.
(2001)(7)

Marcos Aguilar Romo
Secretario del Consejo
Director General,
Grupo Continental, S.A.
(1981)(2,7)

Pedro Manuel García Elizondo
Consejero Suplente
Director General Adjunto, Grupo Continental, S.A.
(2002)(7)

Guillermo Verduzco y Sánchez Aldana
Tesorero del Consejo
Inversionista Privado.
(1977)(3,7)

Roberto Martínez Garza
Consejero Suplente
Director Jurídico, Grupo Continental, S.A.
(1993)(7)

Carlos Canseco González
Inversionista Privado.
(1977)(1,4)

Diego Alonso Hinojosa Aguerrevere
Consejero Suplente
Empresario e Inversionista Privado
(2002)(4)

Harold T. Circuit
Inversionista Privado.
(1989)(3,4)

Modesto Llarena Arreola
Consejero Suplente
Consultor de Empresas.
(2003)(4)

Lawrence R. Cowart
Consultor Externo de
The Coca-Cola Company.
(2001)(6)

Eduardo Arrocha Gío
Consejero Suplente
Vicepresidente y Director Jurídico de Coca-Cola de México
(2000)(6)

José Domene Zambrano
Vicepresidente General de Operaciones, Vitro.
(1989)(4)

Carlos Sottil Cicero
Consejero Suplente
Consultor de Inversiones, Lehman Brothers
(2002)(4)

Sergio Garza Treviño
Empresario e Inversionista Privado.
(1977)(1,4)

Sergio Garza Trejo
Consejero Suplente
Consultor de Empresas e Inversionista Privado
(2002)(4)

Antonio López Rodríguez
Consultor de Empresas e Inversionista Privado.
(1977)(3,4)

Ana Dolores López Pariente de León
Consejero Suplente
Consultor de Empresas
(2002)(4)

Martín Machinandiarena López
Presidente de Coca-Cola de México
(1998)(1,6)

Xiemar Zarazúa López
Consejero Suplente
Vicepresidente de Operaciones, Coca-Cola de México
(2003)(6)

Sergio Romero Roaro
Consultor de Empresas e Inversionista Privado.
(1980)(1,4)

Alfonso Siliceo Aguilar
Consejero Suplente
Consultor de Empresas
(2002)(4)

Sergio Ruiz Garza
Empresario e Inversionista Privado.
(1977)(2,4)

Alberto Alejandro Ruiz Garza
Consejero Suplente
Director General, Proyectos Arquitectónicos y Construcciones de Tampico
(2002)(4)

Ernesto L. Tinajero Benavides
Inversionista Privado.
(1982)(1,4)

Ernesto L. Tinajero Flores
Consejero Suplente
Empresario e Inversionista Privado
(2002)(4)

Emilio Castillo Sánchez Mejorada
Comisario.
Inversionista Privado

Carlos Garza y Rodríguez
Comisario Suplente
Socio Director del Despacho de Contadores Independientes
Horwath Castillo Miranda

El Consejo de Administración de Grupo Continental, S.A. es apoyado por los comités de (1) Auditoría, (2) Finanzas y Planeación (3) Evaluación y Compensación, quienes proporcionan análisis y recomendaciones al Consejo de Administración relativas a sus áreas de competencia. El Consejo está formado por 14 Consejeros Propietarios y sus respectivos Suplentes. De los Consejeros Propietarios, 8 tienen el carácter de Independiente, así como sus Suplentes.

(4) Consejero Independiente
(5) Consejero Patrimonial Independiente
(6) Consejero Patrimonial Relacionado
(7) Consejero Relacionado

El primer dato entre paréntesis corresponde al año de inicio como miembro del Consejo de Administración de Grupo Continental, S.A.



De pie, izquierda a derecha: *Lawrence R. Cowart, José Domene, Roberto Martínez, Antonio López, Ernesto Tinajero, Martín Machinandiarena, Bruce E. Grossman, Cynthia H. Grossman, Brett E. Grossman, Marcos Aguilar, Sergio Ruiz, Xiemar Zarazúa, Pedro M. García, Carlos Garza, Guillermo Verduzco.*
Sentados, de izquierda a derecha: *Carlos Canseco, Sergio Romero, Harold T. Circuit, Sergio Garza.*



Comité de Auditoría



Comité de Evaluación y Compensación



Comité de Finanzas y Planeación

Equipo Ejecutivo

Ejecutivos Corporativos

Marcos Aguilar Romo (35)
Director General

Pedro Manuel García Elizondo (33)
Director General Adjunto

Julián Guzmán Luna (28)
Director Ejecutivo de Operaciones

Guillermo Avalos González (31)
Director General de Región Norte

Roberto Martínez Garza (29)
Director Jurídico

Fred Daniel Acosta (29)
Director Contralor

Jorge A. Díaz Casillas (24)
Director de Recursos Humanos

Sergio Serrano Vázquez (23)
Director de Sistemas de Información

Baldomero Ponce Cruz (25)
Subdirector Ejecutivo de Operaciones

Fernando González Lasso (25)
Director General de Región Centro

Estanislao Molina Duque (31)
Director de Imagen y Servicios Corporativos

Miguel Angel Díaz Alonso (24)
Director de Tesorería

Miguel Angel Rábago Vite (27)
Director Ejecutivo de Finanzas

Arturo Ruiz Juárez (35)
Director General de Región Occidente

Eduardo de Gorordo Moreleón (25)
Director de Mercadotecnia

Carlos Lobato Pérez (30)
Director Técnico

Sergio García Casanova (12)
Director de Transporte

Armando J. González Osante (30)
Director de Ingeniería Civil

Directivos de Empresas

Alberto Blanco García (32)
Embotelladora Guadiana, S.A. de C.V.

Armando Orta Orrantia (29)
Embotelladora Los Altos, S.A. de C.V.

Carlos Maya Castro (29)
Embotelladora Tangamanga, S.A. de C.V.

Enrique R. Leal Rodríguez (16)
Concentrados Industriales, S.A. de C.V.

Gerardo A. Bejarano Amador (24)
Embotelladora de Coahuila, S.A. de C.V.

Javier Lepe Jiménez (34)
Embotelladora Ameca, S.A. de C.V.

Jorge Elizondo Asturias (12)
Embotelladora San Luis, S.A. de C.V.

José Peregrino Brambila Bernal (25)
Embotelladora Rioverde, S.A. de C.V.

Juan L. Gutiérrez Ramírez (30)
Embotelladora de Zapopan, S.A. de C.V.

Luis Enrique Montes Castañeda (37)
Embotelladora Gómez Palacio, S.A. de C.V.

Manuel G. Atilano Santoyo (26)
Embotelladora Lagunera, S.A. de C.V.

Oscar Aguirre Valdez (24)
Embotelladora de Tecomán, S.A. de C.V.

René Lara Elizondo (26)
Embotelladora La Favorita, S.A. de C.V.

Roberto Valdivia Cárdenas (23)
Embotelladora La Bufa, S.A. de C.V.

Rigoberto S. Medina Ochoa (35)
Embotelladora Aguascalientes, S.A. de C.V.

Sergio Aldape Conteras (28)
Embotelladora Fresnillo, S.A. de C.V.

Víctor M. Olivares Maldonado (24)
Embotelladora Las Trojes, S.A. de C.V.

(*) Años de experiencia en la industria

Responsabilidad Financiera de la Administración

Compete a la administración de la empresa, la preparación de los estados financieros y toda información contenida en el presente informe. Su actividad contempla, mantener la objetividad e integridad de los registros financieros y la preparación de estados financieros de conformidad con los principios de Contabilidad mayormente aceptados en México.

La Dirección del Grupo, sostiene una adecuada estructura de control interno, a fin de proveer seguridad en los registros de todos los aspectos de sus transacciones y una rigurosa protección contra algún abuso significativo o pérdida de los activos de la empresa.

Esta estructura está sustentada en una profesional selección y entrenamiento de personal calificado, en políticas y procedimientos documentados, así como en un grupo de Auditores Internos.

Los estados financieros del Grupo, fueron auditados por el despacho independiente de Contadores Públicos Certificados de Horwath Castillo Miranda.

El perfil profesional de nuestro Comisario se resume como sigue: Es Contador Público, con experiencia en firmas dedicadas a la auditoría de estados financieros y asesor de negocios; pertenece al Instituto Mexicano de Contadores Públicos, A.C. y en consecuencia está obligado a observar la normatividad emitida por ese organismo. Cuenta con un amplio conocimiento en materia de normas de auditoría y principios de contabilidad fundamentales; participa como consejero y comisario de diversas empresas nacionales e internacionales.

Los Comisarios de Grupo Continental, S.A. son: C.P. Emilio Castillo Sánchez Mejorada, propietario y C.P. Carlos Garza y Rodríguez, suplente. Ambos cuentan con el perfil profesional requerido, que les permite cumplir con sus obligaciones legales.

Su auditoría se efectúo conforme a normas contables aceptadas, mismas que incluyen consideración por la estructura de control interno de la empresa. Se incluye el Reporte de los Auditores Independientes.

El Consejo de Administración de Grupo Continental, S.A., actuando a través de su Comité de Auditoría, compuesto en su totalidad por miembros que no son colaboradores de la empresa, es responsable de validar que la Administración de la empresa cumpla con sus responsabilidades sobre el control financiero de las operaciones y la preparación de estados financieros.

El Comité de Auditoría sugiere al Consejo de Administración los candidatos para nombramiento de auditores independientes. Este Comité celebra reuniones regulares con la Administración de la empresa, los Auditores Internos y con los Auditores Independientes.

El Comité de Auditoría tiene pleno y libre acceso, tanto a los Auditores Independientes, como a los Auditores Internos con quienes se reúne para comentar el trabajo de auditoría, los controles internos de la empresa y asuntos relacionados con los reportes financieros.

Marcos Aguilar Romo
Director General

Miguel Angel Rábago Vite
Director Ejecutivo de Finanzas

Grupo Continental, S. A. y Subsidiarias

Estado de Resultados Consolidado de 1993 a 2003

(Millones de Pesos actualizados al 31 de Diciembre de 2003)

	Crecimiento Anual Compuesto 94 - 03	2003	2002	2001
	(10 Años)			
Ventas Netas	**5.0%**	9,952	10,149	10,219
Costo de Ventas		4,630	4,426	4,525
Utilidad Bruta	**5.0%**	5,322	5,723	5,694
Margen bruto		*53.5%*	*56.4%*	*55.7%*
Gastos de Operación		3,656	3,736	3,685
Porcentaje respecto a Ventas Netas		*36.8%*	*36.8%*	*36.0%*
Utilidad de Operación	**8.3%**	1,666	1,987	2,009
Margen de Operación		*16.7%*	*19.6%*	*19.7%*
Costo Integral de Financiamiento		-101	-121	-49
Otros Ingresos, Neto		39	23	37
Utilidad antes de ISR y PTU	**9.5%**	1,806	2,131	2,095
ISR y PTU		806	928	1,004
Participación en Asociadas		138	112	89
Partida Discontinua		0	0	-29
Utilidad Neta Consolidada		1,138	1,315	1,209
Utilidad Neta Minoritaria		0	-2	0
Utilidad Neta Mayoritaria	**17.1%**	1,138	1,317	1,209
Margen de Utilidad Neta Mayoritaria		*11.4%*	*13.0%*	*11.8%*

Una década de excelente Desempeño Financiero

2000	1999	1998	1997	1996	1995	1994
9,390	8,387	7,629	6,656	6,183	6,491	6,721
4,225	4,021	3,744	3,308	3,123	3,233	3,275
5,165	4,366	3,885	3,348	3,060	3,258	3,446
55.0%	*52.1%*	*50.9%*	*50.3%*	*49.5%*	*50.2%*	*51.3%*
3,274	2,890	2,539	2,302	2,210	2,432	2,915
34.9%	*34.5%*	*33.3%*	*34.6%*	*35.7%*	*37.5%*	*43.4%*
1,891	1,476	1,346	1,046	850	826	531
20.1%	*17.6%*	*17.6%*	*15.7%*	*13.7%*	*12.7%*	*7.9%*
-86	-40	-22	3	59	198	272
34	19	7	31	13	152	169
2,011	1,535	1,375	1,074	804	780	428
956	680	594	482	355	346	168
68	156	202	192	209	158	105
0	0	-52	0	0	12	0
1,123	1,001	1,035	784	658	580	365
3	-2	0	0	16	33	32
1,120	1,013	1,035	784	642	547	333
11.9%	*12.1%*	*13.6%*	*11.8%*	*10.4%*	*8.5%*	*5.0%*

Utilidad de Operación


531
826
850
1,046
1,346
1,476
1,891
2,009
1,987
1,666
'94
'95
'96
'97
'98
'99
'00
'01
'02
'03

Utilidad antes de ISR y PTU


428
780
804
1,074
1,375
1,535
2,011
2,095
2,131
1,806
'94
'95
'96
'97
'98
'99
'00
'01
'02
'03

Utilidad Neta Mayoritaria


333
547
642
784
1,035
1,013
1,120
1,209
1,317
1,138
'94
'95
'96
'97
'98
'99
'00
'01
'02
'03

Análisis de Resultados Financieros

Millones de Pesos actualizados al 31 de Diciembre de 2003	**2003**	%	2002	%
VENTAS NETAS	**9,952**	100.0	10,149	100.0
COSTO DE VENTAS	**4,630**	46.5	4,426	43.6
UTILIDAD BRUTA	**5,322**	53.5	5,723	56.4
GASTOS DE OPERACION	**3,656**	36.8	3,736	36.8
UTILIDAD DE OPERACION	**1,666**	16.7	1,987	19.6
COSTO INTEGRAL DE FINANCIAMIENTO	**-101**	-1.0	-121	-1.2
OTROS INGRESOS, NETO	**39**	0.4	23	0.2
UTILIDADES ANTES DE ISR Y PTU	**1,806**	18.1	2,131	21.0
ISR Y PTU	**806**	8.1	928	9.1
PARTICIPACION EN ASOCIADAS	**138**	1.4	112	1.1
UTILIDAD NETA CONSOLIDADA	**1,138**	11.4	1,315	13.0
UTILIDAD NETA MINORITARIA	**0**	0.0	-2	0.0
UTILIDAD NETA MAYORITARIA	**1,138**	11.4	1,317	13.0

Flujo de Efectivo Libre

Millones de Pesos actualizados al 31 de Diciembre de 2003

Flujo de Efectivo de Operación (EBITDA)		**1,992**
Menos:		
Pago de Impuestos y PTU	791	
Pago de Dividendos	576	
Adquisición de Activo Fijo	573	
Dividendos recibidos de PIASA	-94	
Productos Financieros	-183	
Otros Ingresos, Neto	-39	
Variaciones en Capital de Trabajo	209	**1,833**
Flujo de Efectivo Libre		**159**

Análisis de Resultados Financieros

El año 2003 fue de resultados significativos para Grupo Continental, alcanzando un Margen de Operación del 16.7%, con una Utilidad Neta Mayoritaria de 1,138 millones de pesos.

El Flujo de Operación se estableció en 1,992 millones de pesos, es decir, 2.66 pesos por acción. El Flujo de Efectivo Libre fue un total de 159 millones de pesos.

Ventas Netas

Nuestras Ventas Netas sumaron 9,952 millones de pesos, lo que representa una disminución de 1.9% respecto al 2002.

El volumen de ventas total que incluye refrescos, agua en tamaños personales, otras categorías de bebidas y agua en garrafón, alcanzó 348 millones de cajas unidad, sin considerar bonificaciones y muestreos. De éstos, 256 millones de cajas unidad fueron refrescos, 11 millones agua embotellada, 1 millón de otras categorías de bebidas y 80 millones agua Ciel en garrafón.

Mención especial merece el crecimiento experimentado por la venta de agua Ciel en garrafón, ya que los 437 millones de pesos alcanzados durante el año, representan un crecimiento del 11.5% con relación a los ingresos del periodo anterior. Este desarrollo está fundamentalmente apoyado en el incremento en la cobertura de clientes en los mercados de Durango, Durango y Tepatitlán, Jalisco, así como la apertura del mercado de Aguascalientes, Aguascalientes.



Ventas Netas
10,149
9,952
2002
2003

Costo de Ventas

El Costo de Ventas fue de 4,630 millones de pesos, equivalentes al 46.5% de las Ventas Netas. Esto representa un aumento de 2.9 puntos porcentuales con relación al año 2002, motivado por incrementos en los costos de los insumos, los cuales han sido absorbidos por la empresa.



Costo de Ventas
4,426
4,630
2002
2003

Gastos de Operación


3,736
3,656
2002
2003

Gastos de Operación

Este renglón totalizó 3,656 millones de pesos, un 36.8% de las Ventas Netas y una disminución de 2.1% respecto al año anterior, producto de ahorros generados en gastos de publicidad, de transporte y generales, aunque compensados parcialmente por un incremento en gastos de venta.

Utilidad de Operación


1,987
1,666
2002
2003

Utilidad de Operación

Ascendió a 1,666 millones de pesos; un 16.7% de las Ventas Netas, que comparado con el ejercicio anterior, muestra una disminución de 2.9 puntos porcentuales.

Costo Integral de Financiamiento


2002
2003
-121
-101

Costo Integral de Financiamiento

En este rubro obtuvimos una utilidad de 101 millones de pesos, que representa un 1.0% de las Ventas Netas y una reducción de 0.2 puntos porcentuales con respecto a 2002, debido fundamentalmente a la disminución en la utilidad cambiaria generada por la reserva estratégica en dólares de la compañía, así como por la baja en las tasas de interés.

Otros Ingresos, Neto


39
23
2002
2003

Otros Ingresos, Neto

Este concepto alcanzó 39 millones de pesos, lo que representa un incremento de 69.6% respecto al importe obtenido el año anterior.

Impuesto Sobre la Renta y Participación de los Trabajadores en las Utilidades (ISR y PTU)

Esta partida totalizó 806 millones de pesos, lo que equivale a 8.1% de las Ventas Netas. Las tasas de ISR y PTU vigentes al 31 de diciembre de 2003 son de 34% y 10% sobre sus respectivas bases gravables.


ISR y PTU
928
806
2002
2003

Participación en Asociadas

La participación en los resultados de nuestras compañías asociadas, ascendió a 138 millones de pesos, 23.2% más que los 112 millones alcanzados el año anterior. Nuestra asociada Promotora Industrial Azucarera, S.A. de C.V., cuya actividad es la producción y venta de azúcar, contribuyó con 132 millones de pesos a esta partida; el resto fue aportado por Industria Envasadora de Querétaro, S.A. de C.V. y Andamios Atlas, S.A de C.V.


Participación en Asociadas
138
112
2002
2003

Utilidad Neta Mayoritaria

La Utilidad Neta Mayoritaria, fue de 1,138 millones de pesos, lo que representa un margen sobre Ventas Netas del 11.4%, y una Utilidad por Acción de 1.52


Utilidad Neta Mayoritaria
1,317
1,138
2002
2003

ESTADOS FINANCIEROS CONSOLIDADOS

Horwath Castillo Miranda

Asamblea de Accionistas de
Grupo Continental, S. A.

Hemos examinado el balance general consolidado de Grupo Continental, S. A. y compañías subsidiarias y el balance general individual de Grupo Continental, S. A. al 31 de diciembre de 2003 y de 2002, y los estados consolidados e individuales de resultados, de movimientos en la inversión de los accionistas y de cambios en la situación financiera que les son relativos, por los años que terminaron en esas fechas. Dichos estados financieros son responsabilidad de la administración de la Compañía. Nuestra responsabilidad consiste en expresar una opinión sobre los mismos, con base en nuestras auditorías.

Nuestros exámenes fueron realizados de acuerdo con las normas de auditoría generalmente aceptadas, las cuales requieren que la auditoría sea planeada y realizada de tal manera que permita obtener una seguridad razonable de que los estados financieros no contienen errores importantes y de que están preparados de acuerdo con principios de contabilidad generalmente aceptados. La auditoría consiste en el examen, con base en pruebas selectivas, de la evidencia que soporta las cifras y revelaciones de los estados financieros; así mismo, incluye la evaluación de los principios de contabilidad utilizados, de las estimaciones significativas efectuadas por la administración y de la presentación de los estados financieros tomados en su conjunto. Consideramos que nuestros exámenes proporcionan una base razonable para sustentar nuestra opinión.

En nuestra opinión, los estados financieros consolidados e individuales que se acompañan, presentan *razonablemente, en todos los aspectos importantes, la situación financiera de Grupo Continental*, S. A. y compañías subsidiarias y de Grupo Continental, S. A. al 31 de diciembre de 2003 y de 2002, los resultados de sus operaciones, los movimientos en la inversión de los accionistas y los cambios en su situación financiera por los años que terminaron en esas fechas, de conformidad con principios de contabilidad generalmente aceptados.

HORWATH CASTILLO MIRANDA

C.P.C. Carlos Rivas Ramos

Guadalajara, Jal.,
20 de enero de 2004

GRUPO CONTINENTAL, S. A. Y COMPAÑIAS SUBSIDIARIAS
BALANCE GENERAL CONSOLIDADO
Cifras expresadas en miles de pesos de poder adquisitivo al 31 de diciembre de 2003

	31 de diciembre de 2003	31 de diciembre de 2002
A C T I V O		
Circulante:		
Efectivo e inversiones temporales	$ 2,587,937	$ 2,428,822
Documentos y cuentas por cobrar:		
Clientes	265,314	251,053
The Coca-Cola Company	18,870	27,018
Deudores diversos	20,721	26,471
Impuestos por recuperar	75,986	17,893
Inventarios (Nota 5)	873,534	849,022
Suma el activo circulante	3,842,362	3,600,279
Inversiones en acciones (Nota 6)	888,135	843,592
Inmuebles, maquinaria y equipo, neto (Nota 7)	4,212,126	3,926,091
Otros activos no circulantes, neto (Notas 3-g y 9)	699,746	710,546
	$ 9,642,369	$ 9,080,508
PASIVO E INVERSION DE LOS ACCIONISTAS		
Pasivo a corto plazo:		
Proveedores (Nota 8)	$ 342,484	$ 325,756
Impuestos y otras cuentas por pagar	210,899	181,549
Impuesto sobre la renta		25,937
Participación de los trabajadores en las utilidades	160,610	203,076
Suma el pasivo a corto plazo	713,993	736,318
Pasivo a largo plazo:		
Estimación para compensaciones al personal (Nota 9)	279,727	237,452
Impuestos diferidos (Nota 12)	936,204	939,991
Contingencias y compromisos (Nota 13)		
	1,215,931	1,177,443
Suma el pasivo total	1,929,924	1,913,761
Inversión de los accionistas (Nota 10):		
Participación mayoritaria:		
Capital social	812,713	812,713
Prima en suscripción y recolocación de acciones	34,654	34,649
Insuficiencia en la actualización de la inversión de los accionistas	(604,415)	(588,359)
Efecto acumulado de impuesto sobre la renta diferido	(978,967)	(978,967)
Resultados de ejercicios anteriores	7,307,989	6,566,459
Utilidad neta	1,137,571	1,317,450
Suma la participación mayoritaria	7,709,545	7,163,945
Participación minoritaria (Nota 11)	2,900	2,802
	7,712,445	7,166,747
	$ 9,642,369	$ 9,080,508

Las notas adjuntas son parte integrante de estos estados financieros

GRUPO CONTINENTAL, S. A. Y COMPAÑIAS SUBSIDIARIAS
ESTADO CONSOLIDADO DE RESULTADOS
Cifras expresadas en miles de pesos de poder adquisitivo al 31 de diciembre de 2003

	Años que terminaron el 31 de diciembre de	
	2003	**2002**
Ventas netas	$ 9,952,256	$ 10,149,114
Costo de ventas:		
Costo de ventas	4,511,622	4,311,217
Depreciaciones y amortizaciones	118,307	114,571
	4,629,929	4,425,788
Utilidad bruta	5,322,327	5,723,326
Gastos de operación:		
Venta	1,324,866	1,319,100
Publicidad y promoción	371,325	378,627
Transporte	408,007	436,647
Generales y de administración	1,344,646	1,396,594
Depreciaciones y amortizaciones	207,797	205,654
	3,656,641	3,736,622
Utilidad de operación	1,665,686	1,986,704
Costo integral de financiamiento:		
Intereses pagados	11,552	14,451
Intereses ganados	70,535	87,620
Utilidad en cambios, neto	123,775	141,424
Pérdida por posición monetaria	81,606	93,200
	101,152	121,393
Otros ingresos, neto	39,387	23,199
Utilidad antes de impuestos y participación en los resultados de asociadas	1,806,225	2,131,296
Impuesto sobre la renta (Nota 12)	635,404	721,163
Participación de los trabajadores en las utilidades	170,607	206,936
	806,011	928,099
Utilidad antes de participación en los resultados de asociadas	1,000,214	1,203,197
Participación en los resultados de compañías asociadas	137,455	111,716
Utilidad neta consolidada	$ 1,137,669	$ 1,314,913
Participación mayoritaria	$ 1,137,571	$ 1,317,450
Participación minoritaria (Nota 11)	98	(2,537)
	$ 1,137,669	$ 1,314,913
Utilidad mayoritaria básica por acción (expresada en pesos) (Nota 3-o)	$ 1.52	$ 1.76
Promedio ponderado de acciones en circulación (000's) (Notas 3-o y 10)	749,983	749,896

Las notas adjuntas son parte integrante de estos estados financieros
Algunas cifras de 2002 se reclasificaron para efectos de comparación

GRUPO CONTINENTAL, S. A. Y COMPAÑIAS SUBSIDIARIAS
ESTADO CONSOLIDADO E INDIVIDUAL DE MOVIMIENTOS EN LA INVERSION DE LOS ACCIONISTAS
Cifras expresadas en miles de pesos de poder adquisitivo al 31 de diciembre de 2003

	Capital social	Prima en Suscripción y recolocación de acciones	Insuficiencia en la actualización de la inversión de los accionistas	Efecto acumulado de impuesto sobre la renta diferido	Resultados de ejercicios anteriores	Utilidad neta	Total
Saldos al 31 de diciembre de 2001	$ 812,713	$ 34,316	$ (613,171)	$ (978,967)	$ 5,944,494	$ 1,209,240	$ 6,408,625
Aplicación de la utilidad de 2001					1,209,240	(1,209,240)	
Dividendos pagados					(606,513)		(606,513)
Recolocación de acciones propias, neto (Nota 10)		333			19,238		19,571
Utilidad integral (Notas 3-l y 12)			24,812			1,317,40	1,342,262
Saldos al 31 de diciembre de 2002	812,713	34,649	(588,359)	(978,967)	6,566,459	1,317,450	7,163,945
Aplicación de la utilidad de 2002					1,317,450	(1,317,450)	
Dividendos pagados					(576,272)		(576,272)
Recolocación de acciones propias, neto (Nota 10)		5			352		357
Utilidad integral (Notas 3-l y 12)			(16,056)			1,137,571	1,121,515
Saldos al 31 de diciembre de 2003	$ 812,713	$ 34,654	$ (604,415)	$ (978,967)	$ 7,307,989	$ 1,137,571	$ 7,709,545

Las notas adjuntas son parte integrante de estos estados financieros

GRUPO CONTINENTAL, S. A. Y COMPAÑIAS SUBSIDIARIAS
ESTADO CONSOLIDADO DE CAMBIOS EN LA SITUACION FINANCIERA
Cifras expresadas en miles de pesos de poder adquisitivo al 31 de diciembre de 2003

	Años que terminaron el 31 de diciembre de 2003	2002
OPERACION:		
Utilidad neta	$ 1,137,669	$ 1,314,913
Cargos (créditos) a resultados que no requirieron efectivo:		
Participación en los resultados de compañías asociadas, neto de dividendos recibidos	(43,884)	(30,106)
Depreciaciones y amortizaciones	326,104	320,225
Provisión para compensaciones al personal	13,024	12,505
Impuestos diferidos	35,345	(44,295)
	1,468,258	1,573,242
Cambios en otras cuentas de operación:		
Documentos y cuentas por cobrar	(58,456)	67,982
Inventarios	(51,911)	15,274
Proveedores	16,728	(73,840)
Otros pasivos circulantes	(39,053)	(35,190)
Recursos generados por la operación	1,335,566	1,547,468
FINANCIAMIENTO:		
Compañía asociada (Nota 15)		164,096
Impuesto sobre la renta por pagar a largo plazo	(29,674)	(53,719)
Dividendos pagados	(576,272)	(606,513)
Recursos utilizados en actividades de financiamiento	(605,946)	(496,136)
INVERSION:		
Adquisición de activos fijos, neto	572,560	510,917
Desinversión en acciones de subsidiaria		(1,511)
Recolocación de acciones propias, neto	(357)	(19,571)
(Disminución) aumento en otros activos no circulantes, neto	(1,698)	7,146
Recursos utilizados en actividades de inversión	570,505	496,981
Aumento en efectivo e inversiones temporales	159,115	554,351
Efectivo e inversiones temporales al inicio del año	2,428,822	1,874,471
Efectivo e inversiones temporales al final del año	$ 2,587,937	$ 2,428,822

Las notas adjuntas son parte integrante de estos estados financieros

GRUPO CONTINENTAL, S. A.
BALANCE GENERAL
Cifras expresadas en miles de pesos de poder adquisitivo al 31 de diciembre de 2003

	31 de diciembre de 2003	31 de diciembre de 2002
A C T I V O		
Circulante:		
Efectivo e inversiones temporales	$ 2,530,035	$ 2,372,336
Documentos y cuentas por cobrar:		
Impuestos por recuperar		8,512
Deudores diversos	59	520
Suma el activo circulante	2,530,094	2,381,368
Inversiones en acciones (Nota 6):		
Compañías subsidiarias	4,776,042	4,858,913
Compañías asociadas	851,968	807,872
Otras	15,094	14,714
	5,643,104	5,681,499
Crédito mercantil, neto (Nota 3-g)	491,573	525,579
	$ 8,664,771	$ 8,588,446
PASIVO E INVERSION DE LOS ACCIONISTAS		
Pasivo a corto plazo:		
Cuentas por pagar a subsidiarias	$ 918,331	$ 1,357,300
Impuestos y cuentas por pagar	19,043	12,177
Impuesto sobre la renta	17,852	28,526
Suma el pasivo a corto plazo	955,226	1,398,003
Pasivo a largo plazo:		
Impuesto sobre la renta (Nota 12)		26,498
Contingencias y compromisos (Nota 13)		
Suma el pasivo total	955,226	1,424,501
Inversión de los accionistas (Nota 10):		
Capital social	812,713	812,713
Prima en suscripción y recolocación de acciones	34,654	34,649
Insuficiencia en la actualización de la inversión de los accionistas	(604,415)	(588,359)
Efecto acumulado de impuesto sobre la renta diferido	(978,967)	(978,967)
Resultados de ejercicios anteriores	7,307,989	6,566,459
Utilidad neta	1,137,571	1,317,450
	7,709,545	7,163,945
	$ 8,664,771	$ 8,588,446

Las notas adjuntas son parte integrante de estos estados financieros

GRUPO CONTINENTAL, S. A.
ESTADO DE RESULTADOS
Cifras expresadas en miles de pesos de poder adquisitivo al 31 de diciembre de 2003

	Años que terminaron el 31 de diciembre de	
	2003	**2002**
Ingresos por comisiones y mediaciones	$ 98,324	$ 58,865
Gastos de operación:		
Generales y de administración	29,123	33,924
Amortización del crédito mercantil	34,006	34,006
	63,129	67,930
Costo integral de financiamiento:		
Intereses pagados	177,756	293,745
Intereses ganados	159,601	231,957
Utilidad en cambios, neto	124,007	141,569
Pérdida por posición monetaria	55,094	39,977
	50,758	39,804
Otros ingresos, neto	10,609	1,705
Utilidad antes de impuesto sobre la renta y participación en los resultados de subsidiarias y asociadas	96,562	32,444
Impuesto sobre la renta, neto (Nota 12)	52,141	42,529
Utilidad (pérdida) antes de participación en los resultados de subsidiarias y asociadas	44,421	(10,085)
Participación en los resultados de subsidiarias y asociadas	1,093,150	1,327,535
Utilidad neta	$ 1,137,571	$ 1,317,450

Las notas adjuntas son parte integrante de estos estados financieros

GRUPO CONTINENTAL, S. A.
ESTADO DE CAMBIOS EN LA SITUACION FINANCIERA
Cifras expresadas en miles de pesos de poder adquisitivo al 31 de diciembre de 2003

	Años que terminaron el 31 de diciembre de	
	2003	**2002**
OPERACION:		
Utilidad neta	$ 1,137,571	$ 1,317,450
Más amortización del crédito mercantil cargada a resultados que no requirió efectivo	34,006	34,006
	1,171,577	1,351,456
Cambios en otras cuentas de operación:		
Compañías subsidiarias	(438,969)	(423,931)
Otros activos y pasivos circulantes, neto	5,165	101,653
Recursos generados por la operación	737,773	1,029,178
FINANCIAMIENTO:		
Compañía asociada (Nota 15)		164,096
Dividendos recibidos de subsidiarias y asociadas en exceso a su participación en los resultados	21,206	45,792
Dividendos pagados	(576,272)	(606,513)
Impuesto sobre la renta por pagar a largo plazo	(26,498)	(48,949)
Recursos utilizados en actividades de financiamiento	(581,564)	(445,574)
INVERSION:		
Desinversión en acciones de subsidiaria		(1,511)
Recolocación de acciones propias, neto	(357)	(19,571)
Disminución de otros activos no circulantes, neto	(1,133)	
Recursos provenientes de actividades de inversión	(1,490)	(21,082)
Aumento en efectivo e inversiones temporales	157,699	604,686
Efectivo e inversiones temporales al inicio del año	2,372,336	1,767,650
Efectivo e inversiones temporales al final del año	$ 2,530,035	$ 2,372,336

Las notas adjuntas son parte integrante de estos estados financieros

Cifras expresadas en miles de pesos de poder adquisitivo

1.- ACTIVIDADES DE LA COMPAÑIA

Grupo Continental, S.A. (la "Compañía") es una sociedad controladora de compañías cuya actividad principal es la fabricación y venta de refrescos y agua purificada, a través de 17 franquicias otorgadas por The Coca-Cola Company que operan en siete Estados de la República Mexicana.

Los estados financieros individuales de Grupo Continental, S.A. han sido preparados para cumplir con las disposiciones legales a que está sujeta la Compañía como una entidad jurídica independiente. La evaluación de la situación financiera y de los resultados de operación de Grupo Continental, S.A. debe basarse en los estados financieros consolidados que también se presentan.

2.- BASES DE CONSOLIDACION

Los estados financieros consolidados incluyen los activos, pasivos y resultados de la Compañía y sus subsidiarias, en donde posee más del 50% de su capital social. Todos los saldos y operaciones importantes intercompañías han sido eliminados en la consolidación.

Al 31 de diciembre de 2003, las subsidiarias de Grupo Continental, S.A. incluidas en la consolidación son las siguientes:

	% de participación		% de participación
Embotelladoras		**Otras empresas comerciales y de servicios**	
Embotelladora Aguascalientes, S. A. de C.V.	99.99	Concentrados Industriales, S. A. de C.V.	99.99
Embotelladora Ameca, S. A. de C.V.	99.99	Sociedad Industrial, S. A. de C.V.	99.99
Embotelladora de Coahuila, S. A. de C.V.	99.99	Servicios Ejecutivos Continental, S.A.	51.00
Embotelladora Gómez Palacio, S. A. de C.V.	99.99		
Embotelladora Guadiana, S. A. de C.V.	99.99		
Embotelladora Guadalupe Victoria, S. A. de C.V.	99.99		
Embotelladora La Favorita, S. A. de C.V.	99.99		
Embotelladora La Bufa, S. A. de C.V.	99.99	**Inmobiliarias**	
Embotelladora Lagunera, S. A. de C.V.	99.99	Fomento de Aguascalientes, S. A. de C.V.	99.99
Embotelladora Las Trojes, S. A. de C.V.	99.99	Fomento Durango, S. A. de C.V.	99.99
Embotelladora Los Altos, S. A. de C.V.	99.99	Fomento Mayrán, S. A. de C.V.	99.99
Embotelladora Rioverde, S. A. de C.V.	99.99	Fomento Potosino, S. A. de C.V.	99.99
Embotelladora San Luis, S. A. de C.V.	99.99	Fomento Río Nazas, S. A. de C.V.	99.99
Embotelladora Tangamanga, S. A. de C.V.	99.99	Fomento San Luis, S. A. de C.V.	99.99
Embotelladora Fresnillo, S. A. de C.V.	99.99	Fomento Zacatecano, S. A. de C.V.	99.99
Embotelladora Zapopan, S. A. de C.V.	99.99	Grossman y Asociados, S. A. de C.V.	99.99
Embotelladora de Tecomán, S.A. de C.V.	99.99	Inmobiliaria Favorita, S. A. de C. V.	99.99

Con efectos a partir del 1° de mayo de 2003, Mercadotecnia de Occidente, S. A. de C. V. fue fusionada con Embotelladora La Favorita, S.A. de C. V., prevaleciendo ésta última.

3.- PRINCIPALES POLITICAS CONTABLES

A continuación se resumen las políticas de contabilidad más importantes, las cuales están de acuerdo con los principios de contabilidad generalmente aceptados:

a) Reconocimiento de los efectos de la inflación

La Compañía y sus subsidiarias consolidadas actualizan en términos de poder adquisitivo de la moneda al cierre del último ejercicio todos los estados financieros, reconociendo así los efectos de la inflación, aplicando factores derivados del Indice Nacional de Precios al Consumidor (INPC), publicado por el Banco de México. Por lo tanto, las cifras de los estados financieros son comparables entre sí y con el año anterior que se presenta, al estar expresadas en pesos del mismo poder adquisitivo.

b) Efectivo e inversiones temporales

El efectivo y las inversiones temporales consisten en efectivo e inversiones a la vista, las cuales generan intereses a tasas variables. Las inversiones a la vista se expresan al costo, el cual es semejante a su valor de mercado. Al 31 de diciembre de 2003 y 2002, el efectivo e inversiones temporales incluye depósitos a corto plazo por $ 2,529,300 y $ 2,370,342, respectivamente ($ 2,526,433 y $ 2,367,941, respectivamente, en los estados financieros individuales).

c) Inventarios y costo de ventas

Los inventarios se expresan a su valor actualizado de reposición y producción, que no exceden a su valor de mercado. El costo de ventas se expresa a su costo de reposición al momento de la venta.

d) Inversiones en acciones

Las inversiones en acciones de asociadas que posee la Compañía se valúan por el método de participación. Las inversiones en acciones de subsidiarias se valúan sobre la misma base, para efectos de los estados financieros individuales que se presentan. Las otras inversiones en acciones se registran a su costo de adquisición y se actualizan mediante la aplicación de factores derivados del INPC. Véase Nota 6.

e) Inmuebles, maquinaria y equipo

Los activos se registran a su costo de adquisición. Hasta 1996 los activos fijos se actualizaban de acuerdo con avalúos practicados por valuadores independientes, para reflejar su valor neto de reposición. A partir de 1997, el valor neto de reposición al 31 de diciembre de 1996 y las adquisiciones posteriores, se actualizan mediante la aplicación de factores derivados del INPC. La depreciación se calcula por el método de línea recta, de acuerdo con las vidas útiles de los activos. Véase Nota 7.

f) Costo de cajas y envases retornables

El inventario de cajas y envases retornables se expresa a su costo de reposición o valor de depósito, el que sea menor. Cuando las cajas y envases se rompen son cargados a los resultados como gastos de venta o generales (el envase roto durante la producción es cargado al costo de ventas). Estos cargos a resultados no serían diferentes de los que resultarían si el valor de las cajas y envases fuera amortizado en el período estimado de su vida útil de aproximadamente 4 años para el envase de vidrio (1.5 años para el envase de plástico y 4 años para el garrafón de policarbonato).

El costo del envase entregado a clientes sin cargo alguno en relación con campañas promocionales de nuevas presentaciones (neto de los importes recibidos de The Coca-Cola Company, basados en los acuerdos de publicidad compartida) es cargado a los resultados del año en que se promocionan. Hasta el 31 de diciembre de 2002, el costo de dicho envase era capitalizado y se incluía en otros activos no circulantes dentro del balance general consolidado y era amortizado con base en las vidas útiles estimadas mencionadas en el párrafo anterior. El efecto que tuvo este cambio fue un cargo adicional a los resultados de 2003 por $ 25,806. Al 31 de diciembre de 2002, el envase entregado a clientes por nuevas presentaciones, neto de su correspondiente amortización, ascendía a $ 10,644.

g) Crédito mercantil

El crédito mercantil es la diferencia entre el valor pagado y el valor contable de las acciones de subsidiarias y asociadas adquiridas. Se actualiza aplicando a los importes históricos, factores derivados del INPC y se amortiza en línea recta en un período no mayor de 20 años. Al 31 de diciembre de 2003 y de 2002 el crédito mercantil acumulado, neto, ascendía a $ 491,573 y $ 525,579 , respectivamente, y se incluye en otros activos no circulantes en el balance general consolidado.

h) Impuesto sobre la renta (ISR) y participación de los trabajadores en las utilidades (PTU)

El ISR y PTU cargados a los resultados del año se basan en los criterios establecidos en el Boletín D-4, "Tratamiento contable del impuesto sobre la renta, del impuesto al activo y de la participación de los trabajadores en la utilidad", emitido por la Comisión de Principios de Contabilidad del Instituto Mexicano de Contadores Públicos. El método que se establece en este boletín para determinar la base de cálculo del impuesto sobre la renta diferido, consiste en comparar los valores contables y fiscales de los activos y pasivos. A las diferencias temporales resultantes, se les aplica la tasa de ISR que estará vigente al momento en que se estima que estas se recuperarán o liquidarán y se reconoce un activo o pasivo diferido. El impuesto al activo causado, así como el que se tenga pendiente de compensar de ejercicios anteriores, representa un anticipo de impuesto sobre la renta. Deben reconocerse activos o pasivos diferidos por las diferencias temporales en el cálculo de la Participación de los Trabajadores en las Utilidades que se presuma que provocarán un beneficio o que se pagarán en el futuro.

Grupo Continental, S.A. determina el ISR del año con base en el resultado fiscal consolidado. Véase Nota 12.

i) Compensaciones al personal

Las primas de antigüedad a que tienen derecho los trabajadores después de 15 años de servicios, se reconocen como costo desde el primer año de antigüedad a través del registro de una provisión determinada con base en un estudio actuarial.

En la mayoría de las subsidiarias de la Compañía se tienen establecidos planes de retiro para los empleados no sindicalizados. De acuerdo con estos planes de pensiones, los empleados elegibles son aquellos que tienen como mínimo 10 años de servicios y 60 años de edad, y la pensión permanece vigente por lo menos durante los diez años siguientes y hasta la muerte del empleado. El monto de los pagos de acuerdo con los beneficios de los planes, se basa en el sueldo promedio de los últimos doce meses de servicio, reducido por el importe pagado a los empleados por el Instituto Mexicano del Seguro Social. Las subsidiarias efectúan contribuciones anuales a los fondos en fideicomiso irrevocables basadas en cálculos actuariales. Las contribuciones a los fondos de pensiones ascendieron a $ 71.5 y $ 81.2 millones de pesos en 2003 y 2002, respectivamente.

De acuerdo con el contrato colectivo de trabajo de dos subsidiarias, éstas conceden jubilaciones a sus trabajadores sindicalizados que hubieran cumplido por lo menos 60 años de edad y que tuvieran 25 años de servicios ininterrumpidos en la empresa. El importe de la jubilación será equivalente al 50% del salario al momento del retiro.

El costo de las primas de antigüedad y de los planes de pensiones y jubilaciones se determina con base en cálculos actuariales de acuerdo a lo establecido en el Boletín D-3, "Obligaciones laborales", emitido por el Instituto Mexicano de Contadores Públicos. Dicho boletín requiere el registro de un costo o ingreso neto de cada ejercicio, así como el reconocimiento de pasivos y activos, en su caso, y sólo se acepta el método actuarial de cálculo sobre la base de servicios cumplidos con sueldos proyectados. Véase Nota 9.

Los demás pagos basados en antigüedad a que pueden tener derecho los trabajadores en caso de separación o muerte de acuerdo con la Ley Federal del Trabajo, se llevan a los resultados en el año en que se vuelven exigibles.

j) Transacciones en dólares

Las transacciones en dólares se registran al tipo de cambio vigente en la fecha de su concertación. Los activos y pasivos en dicha moneda se expresan en moneda nacional al tipo de cambio vigente a la fecha del balance general. Las diferencias motivadas por fluctuaciones en los tipos de cambio entre las fechas de concertación de las transacciones y su liquidación o valuación al cierre del período, se aplican a los resultados. Véase Nota 4.

k) Actualización de la inversión de los accionistas

Los rubros de la inversión de los accionistas se actualizan aplicando a los importes históricos, factores derivados del INPC. Los valores actualizados representan la inversión de los accionistas en términos de poder adquisitivo al final del ejercicio.

El exceso o insuficiencia en la actualización de la inversión de los accionistas, representa el grado en que la Compañía ha logrado o no ha logrado conservar el poder adquisitivo general de las aportaciones de los accionistas y de los resultados obtenidos. Este concepto está representado principalmente por el resultado por tenencia de activos no monetarios y su correspondiente efecto en los resultados cuando los activos son consumidos, el cual se determina comparando los valores de reposición de los activos no monetarios con los valores que se obtienen de aplicar factores derivados del INPC a los mismos activos.

l) Utilidad integral

La "utilidad integral" representa el resultado de la actuación total de la Compañía durante los ejercicios que se presentan. Este concepto está representado por la utilidad neta, más los efectos del resultado por tenencia de activos no monetarios e impuesto sobre la renta diferido que, de acuerdo con los principios de contabilidad aplicables, se llevaron directamente a la inversión de los accionistas.

m) Resultado monetario

El resultado monetario representa el efecto de la inflación, medida en términos del INPC, en el neto de los activos y pasivos monetarios al inicio de cada mes, el cual se carga o acredita íntegramente a los resultados, formando parte del costo integral de financiamiento. Durante los años que terminaron el 31 de diciembre de 2003 y de 2002, los activos monetarios excedieron a los pasivos monetarios y consecuentemente se registró una pérdida monetaria en el estado consolidado e individual de resultados.

n) Gastos de publicidad y promoción

Durante los ejercicios que cubren estos estados financieros consolidados, y con base en presupuestos anuales cooperativos de publicidad y propaganda, The Coca-Cola Company ha hecho pagos compartidos por aproximadamente el 50% de ciertos programas de publicidad y propaganda, incluyendo el costo de cajas y envases introducidos en el mercado sin cargo alguno a los clientes y, la Compañía, al igual que otros embotelladores de Coca-Cola, ha hecho pagos compartidos en relación con campañas nacionales de publicidad, basados en la población de sus respectivos territorios, por aproximadamente el 50% del costo de dichas campañas. Los gastos de publicidad y promoción solamente reflejan la parte de estos gastos que le corresponden a las embotelladoras. Los pagos efectuados por cuenta de The Coca-Cola Company se registran como cuentas por cobrar y no tienen efecto en los resultados. Estas cuentas por cobrar son pagadas por The Coca-Cola Company en un plazo de 60 días en promedio.

o) Utilidad básica por acción

La utilidad básica por acción se calcula dividiendo la utilidad neta (participación mayoritaria), entre el promedio ponderado de las acciones en circulación durante cada ejercicio que se presenta. En 2003 y 2002 existió recompra y recolocación de acciones. Véase Nota 10.

p) Información financiera por segmentos

Como se indica en la Nota 1, Grupo Continental, S. A. es tenedora de las acciones de compañías cuya actividad principal es la fabricación y venta de refrescos y agua purificada a través de 17 franquicias otorgadas por The Coca-Cola Company, las cuales operan en siete Estados de la República Mexicana. Las condiciones de riesgos y rendimientos de las operaciones de cada una de las embotelladoras en los diferentes territorios son similares, ya que los productos son de la misma naturaleza y los procesos de producción, el tipo de clientes, los métodos usados para distribuir los productos y el entorno regulatorio en el que opera cada una de las plantas son iguales. También operan en igualdad de circunstancias económicas y políticas y no se genera información interna relacionada con áreas geográficas o por zonas, ya que la administración se realiza como una sola unidad de negocio.

Los productos de las subsidiarias de la Compañía se comercializan fundamentalmente a través de un alto número de detallistas relativamente pequeños, tales como tiendas de abarrotes y misceláneas, sin que exista concentración importante en algún cliente o tipo de cliente en especial.

q) Nuevos pronunciamientos contables

En enero de 2004, se publicó el nuevo Boletín D-3 "Obligaciones laborales", emitido por el IMCP, con vigencia a partir del 1° de enero de 2004, excepto por lo relativo a las remuneraciones al término de la relación laboral, cuya fecha de vigencia será a partir del 1° de enero de 2005. Este boletín establece, en adición al boletín anterior, las bases para cuantificar el monto del pasivo por otros beneficios posteriores al retiro y por el de las remuneraciones al término de la relación laboral, para determinar el costo neto del período de dichas obligaciones y en su caso de las reducciones o extinciones anticipadas a dichas obligaciones, así como las reglas de valuación, presentación y revelación correspondientes a dichos conceptos.

En marzo de 2003 se publicó el Boletín C-15 "Deterioro en el Valor de los Activos de Larga Duración y su Disposición", emitido por el IMCP, con vigencia a partir del 1° de enero de 2004, el cuál establece las reglas de cálculo, presentación y revelación de las pérdidas por deterioro de activos de larga duración, tangibles e intangibles.

Los posibles efectos de la aplicación de estos boletines, serían registrados por la Compañía a partir de la fecha de su vigencia.

4.- ACTIVOS Y PASIVOS EN DOLARES

Al 31 de diciembre de 2003, se tenían activos y pasivos por 148 y 1.2 millones de dólares, respectivamente, que se incluyen en el balance general consolidado al equivalente en moneda nacional que resultó de aplicar el tipo de cambio de 11.20 pesos por un dólar.

En los años que terminaron el 31 de diciembre de 2003 y 2002, las transacciones en dólares más importantes incluyen la adquisición de maquinaria y equipo por 7.8 y 5.3 millones de dólares, respectivamente.

Al 20 de enero de 2004, fecha de emisión de los estados financieros, el tipo de cambio fue de 10.85 pesos por un dólar.

5.- INVENTARIOS

	31 de diciembre de	
	2003	2002
Productos terminados	$ 121,390	$ 108,974
Productos en proceso	6,094	5,781
Materias primas	108,590	109,931
Almacén general	27,867	10,308
Refrigeradores	2,295	5,318
Refacciones y herramientas	108,186	106,613
Cajas y envases retornables	447,680	439,278
Mercancías en tránsito	51,000	62,384
Anticipos a proveedores	432	435
	$ 873,534	$ 849,022

6.- INVERSIONES EN ACCIONES

Al 31 de diciembre de 2003 y 2002, las inversiones en acciones que posee la Compañía se integran como sigue:

	Porcentaje de participación	Inversión en acciones	Participación en resultados
2003			
Promotora Industrial Azucarera, S.A. de C.V. (1)	49.00	$ 733,927	$ 131,838
Industria Envasadora de Querétaro, S.A. de C.V.(2)	16.92	64,396	1,742
Andamios Atlas, S.A. de C.V. (3)	24.41	53,645	3,875
Total inversión en asociadas		851,968	137,455
Otras inversiones		36,167	
		$ 888,135	$ 137,455
2002			
Promotora Industrial Azucarera, S.A. de C.V.	49.00	$ 700,523	$ 103,985
Industria Envasadora de Querétaro, S.A. de C.V.	16.92	60,486	4,801
Andamios Atlas, S.A. de C.V.	24.41	46,863	2,930
Total inversiones en asociadas		807,872	111,716
Otras inversiones		35,720	
		$ 843,592	$ 111,716

(1) Esta empresa se dedica a la producción y venta de azúcar, siendo el único proveedor de esta materia prima de las embotelladoras subsidiarias de la Compañía. (Véase Nota 14).

(2) Empresa que produce refresco en lata, vendiendo parte de su producción a las embotelladoras subsidiarias de la Compañía. (Véase Nota 14).

(3) Su actividad principal es la fabricación, arrendamiento y compra-venta de andamios y maquinaria para la construcción.

7.- INMUEBLES, MAQUINARIA Y EQUIPO

	31 de diciembre de 2003	31 de diciembre de 2002	Depreciación anual promedio %
Edificios	$ 1,868,039	$ 1,687,624	2.1
Equipo de fábrica	2,350,424	2,163,918	5.9
Equipo anticontaminante	93,123	93,123	4.6
Equipo de transporte	1,590,451	1,574,855	6.7
Mobiliario y otros equipos	528,346	521,922	12.1
	6,430,383	6,041,442	
Depreciación acumulada	(3,122,197)	(2,971,829)	
	3,308,186	3,069,613	
Terrenos	683,255	672,453	
Obras y equipos en proceso y anticipos	220,685	184,025	
	$ 4,212,126	$ 3,926,091	

Al 31 de diciembre de 2003, el equipo de fábrica incluye costo integral de financiamiento capitalizado por $ 42,313.

8.- PROVEEDORES

Al 31 de diciembre de 2003 y de 2002, el saldo de proveedores incluye $ 158,747 y $ 139,705, respectivamente, a favor de The Coca-Cola Company, por la compra de concentrado. Estos importes son pagaderos a 30 días y devengan una tasa de interés equivalente a 2 puntos menos que la TIIE.

A esas mismas fechas se incluyen $ 91,595 y $ 75,541, respectivamente, de cuentas por pagar a compañías asociadas por compra de azúcar y refrescos enlatados.

9.- COMPENSACIONES AL PERSONAL

La integración del costo neto de primas de antigüedad y de los planes de pensiones mencionados en la Nota 3-i se analiza a continuación:

	Primas de antigüedad	Plan de pensiones	Total 2003	Total 2002
Costo laboral	$ 4,642	$ 41,456	$ 46,098	$ 49,369
Costo financiero	2,309	42,546	44,855	43,695
Rendimiento de los activos del plan		(31,383)	(31,383)	(27,257)
Amortización del pasivo de transición	11	20,268	20,279	20,476
Amortización de los servicios anteriores y modificaciones al plan		1,658	1,658	1,271
Amortización de las variaciones en supuestos y ajustes por experiencia	(220)	2,151	1,941	6,779
Costo neto del período	$ 6,752	$ 76,696	$ 83,448	$ 94,333

La determinación del pasivo por concepto de primas de antigüedad y pensiones se resume a continuación:

	Primas de antigüedad	Plan de pensiones	Total 2003	Total 2002
Obligación por beneficios actuales	$ 47,821	$ 896,966	$ 944,787	$ 812,004
Valor presente de obligaciones por beneficios con respecto al incremento en los salarios	4,359	73,526	77,885	230,065
Obligación por beneficios proyectados	52,180	970,492	1,022,672	1,042,069
Activos del plan a su valor de mercado		651,050	651,050	612,140
	52,180	319,442	371,622	429,929
Pasivo neto de transición por amortizar	26	(224,510)	(224,484)	(248,443)
Servicios anteriores y modificaciones al plan no amortizados	(697)	(20,344)	(21,041)	(22,757)
Variaciones en supuestos y ajustes por experiencia por amortizar	14,568	(57,085)	(42,517)	(88,172)
Pasivo neto proyectado	66,077	17,503	83,580	70,557
Pasivo adicional		196,147	196,147	166,895
Pasivo total	$ 66,077	$ 213,650	$ 279,727	$ 237,452

La contracuenta del pasivo adicional existente al 31 de diciembre de 2003 y de 2002, forma parte de los otros activos no circulantes incluidos en el balance general consolidado.

Los supuestos más importantes utilizados en la determinación del costo neto del período de los planes son los siguientes:

	Primas de antigüedad	Plan de pensiones
Tasa de descuento utilizada para reflejar el valor presente de las obligaciones	4.5%	4.5%
Tasa de incremento en los niveles de sueldos futuros	1%	1%
Promedio de servicios futuros remanentes	12 años	11 años

10.- INVERSION DE LOS ACCIONISTAS

El capital social de la Compañía está representado por 750,000,000 de acciones ordinarias de libre suscripción, nominativas, con valor nominal de dos centavos cada una, totalmente suscritas y pagadas.

Las utilidades acumuladas, incluyendo las que han sido capitalizadas, están sujetas al pago de impuestos, en caso de su distribución en efectivo, excepto que provengan de la cuenta de utilidad fiscal neta (CUFIN). Así mismo, los reembolsos de capital que excedan proporcionalmente a la cuenta de capital de aportación (CUCA) se consideran distribución de utilidades sujetas al tratamiento mencionado y, en su caso, al pago de impuestos. Al 31 de diciembre de 2003, el saldo de la CUFIN y CUCA de la Compañía ascendía a $ 3,344,380 y $ 536,142, respectivamente. A esta fecha no existe saldo en la cuenta de utilidad fiscal neta reinvertida (CUFINRE).

Los dividendos pagados durante 2003 y 2002 fueron como sigue:

	2003	2002
Dividendos pagados (miles de pesos)	$ 576,272	$ 606,513
Acciones emitidas (miles)	750,000	750,000
Dividendo por acción (en pesos)	0.768	0.809
Dividendo por acción (en pesos nominales)	0.750	0.750

La utilidad neta de la Compañía y de cada subsidiaria está sujeta a la aplicación del 5% a la reserva legal hasta que ésta represente el 20% del capital social. Al 31 de diciembre de 2003, la reserva legal de la Compañía ascendía a 3 millones de pesos nominales, que representa el 20% del valor nominal del capital social. La reserva legal no es susceptible de distribución en efectivo, pero puede ser capitalizada, y se incluye en los resultados acumulados.

Durante 2003 y 2002 la Compañía adquirió y recolocó acciones propias. En dichos periodos obtuvo una prima en recolocación de acciones recompradas por $ 5 y $ 333, respectivamente. Al 31 de diciembre de 2003 no se tenían acciones en tesorería. Al 31 de diciembre de 2003 las utilidades acumuladas incluyen $ 150,000 de reserva para recompra de acciones propias.

11.- INTERES MINORITARIO

Como se menciona en la Nota 2, la Compañía posee prácticamente el 100% del capital social de sus subsidiarias y el 51% de Servicios Ejecutivos Continental, S.A. El interés minoritario representa la participación en esta subsidiaria que poseen los accionistas minoritarios, y se presenta en el balance general consolidado después de la participación mayoritaria. El estado consolidado de resultados presenta la utilidad neta consolidada total. La distribución en la participación mayoritaria y minoritaria se presenta después de la utilidad neta consolidada.

12.- IMPUESTO SOBRE LA RENTA, IMPUESTO AL ACTIVO Y CONSOLIDACION FISCAL

La Compañía está sujeta al Impuesto Sobre la Renta (ISR) y al Impuesto al Activo (IA). El ISR se calcula considerando los efectos de la inflación para fines fiscales. El ISR se calcula en términos de pesos cuando se realizan las transacciones y no en términos de pesos de poder adquisitivo al fin de cada ejercicio. La Compañía tiene autorización de la Secretaría de Hacienda y Crédito Público para presentar las declaraciones de ISR e IA sobre bases consolidadas.

De acuerdo con la Ley del Impuesto sobre la Renta vigente hasta el 31 de diciembre de 2001, la tasa aplicable de ISR era del 35%, sin embargo se estableció la opción de pagar el 30% sobre la utilidad fiscal reinvertida (UFIRE), y la diferencia se pagará en el momento en que se distribuyan dividendos. Al 31 de diciembre de 2003 existe un pasivo por dicho impuesto que asciende a $ 79,860, el cual se presenta en el pasivo a largo plazo en el balance general consolidado y proviene exclusivamente de las subsidiarias.

De conformidad con las reformas a la Ley del ISR vigentes a partir del 1° de enero de 2002, la tasa aplicable de ISR para 2003 fué del 34%, en 2004 será del 33% y del 2005 en adelante será del 32%. En 2002 la tasa de ISR fue del 35%.

El IA se determina aplicando la tasa del 1.8% al valor actualizado de los activos, menos algunos pasivos. Este impuesto se paga por la porción que exceda al ISR en el ejercicio. El IA pagado actualizado puede recuperarse a través de devolución en los diez años siguientes, a partir de la fecha en que se causó. Dicha devolución procederá siempre y cuando el ISR sea mayor al IA en alguno de estos ejercicios y hasta por el monto de esta diferencia.

El análisis del ISR cargado a resultados es como sigue:

	CONSOLIDADO Años que terminaron el 31 de diciembre de	
	2003	**2002**
ISR causado	$ 608,483	$ 755,786
ISR diferido	26,921	23,795
	635,404	779,581
Reducción del ISR por disminución de tasas (*)		58,418
	$ 635,404	$ 721,163

(*) Como se menciona en la Nota 3-h, la tasa de ISR que se aplica a las diferencias temporales es la que estará vigente al momento en que se estime que los activos y pasivos por impuestos diferidos se recuperarán o liquidarán. Derivado del cambio de tasas antes mencionado, la Compañía ajustó en 2002 su correspondiente pasivo por ISR diferido.

La conciliación entre la tasa nominal y efectiva del ISR se muestra a continuación:

	2003	2002
Tasa nominal de ISR	34.0%	35.0%
Diferencias permanentes:		
Gastos no deducibles	0.7	0.8
Amortización del crédito mercantil	0.6	0.6
Otras	(0.1)	0.2
	35.2	36.6
Efecto por reducción de tasas		2.8
Tasa efectiva de ISR	35.2%	33.8%

A continuación se muestra un resumen de las principales partidas temporales que integran el pasivo por ISR diferido al 31 de diciembre de 2003:

	Diferencia temporal	ISR diferido
Inventarios	$ 752,457	$ 249,446
Activos fijos	1,935,144	619,792
Provisión para compensaciones al personal	(83,533)	(26,731)
Otras partidas, neto	14,109	4,656
	$ 2,618,177	$ 847,163

Del efecto total de ISR diferido de 2003, $ 9,458 fueron acreditados al capital contable y se incluyen en la insuficiencia en la actualización de la inversión de los accionistas en el renglón de la utilidad integral (cargo de $ 13,339 en 2002).

La participación de los trabajadores en las utilidades (PTU) cargada a los resultados de 2003 y de 2002, incluye un cargo de $ 7,703 y $ 5,693 de PTU diferida, respectivamente.

13.- CONTINGENCIAS Y COMPROMISOS

a) Durante el año 2000, la mayoría de las embotelladoras del Grupo fueron denunciadas ante la Comisión Federal de Competencia (CFC) por la compañía Pepsico y otras embotelladoras, por supuestas prácticas monopólicas. Con motivo de lo anterior, la CFC emitió un oficio de presunta responsabilidad y otro de apercibimiento, mediante el cual se ordenaba la suspensión de los contratos de exclusiva que se tuvieran firmados con los clientes, así como no celebrar en el futuro este tipo de contratos.

   Las embotelladoras denunciadas interpusieron juicios de amparo en contra de los mencionados oficios. En contra de todos los oficios de apercibimiento se obtuvieron sentencias favorables y en los casos de oficios de presunta responsabilidad, se obtuvieron 7 sentencias favorables. En Septiembre de 2002, la CFC inició una nueva investigación en contra de seis de estas embotelladoras, por lo cual se interpusieron recursos de Queja, de los cuales Embotelladora Ameca, S.A. de C.V., Embotelladora Fresnillo, S.A. de C.V. y Embotelladora Tangamanga, S.A. de C.V. obtuvieron resoluciones favorables definitivas y por lo tanto estas embotelladoras quedan desligadas del procedimiento ante la CFC. En el caso de Embotelladora Guadalupe Victoria, S.A. de C.V. y Embotelladora de Tecomán, S.A. de C.V. el recurso de Queja fue resuelto a su favor y se encuentra pendiente de resolver la Queja de la Queja, considerándose que serán resueltas a su favor. En el caso de Embotelladora San Luis, S.A. de C.V. la resolución del recurso de Queja fue resuelto en su contra, encontrándose pendiente de resolver el amparo interpuesto en contra del nuevo oficio de Presunta Responsabilidad.

   La CFC dictó resolución definitiva contra las siguientes empresas: Grupo Continental, S.A., Embotelladora Aguascalientes, S.A. de C.V., Embotelladora de Coahuila, S.A. de C.V., Embotelladora Guadiana, S.A. de C.V., Embotelladora La Bufa, S.A. de C.V., Embotelladora La Favorita, S.A. de C.V., Embotelladora Lagunera, S.A. de C.V., Embotelladora Los Altos, S.A. de C.V., Embotelladora Rioverde, S.A. de C.V., Embotelladora Zapopan, S.A. de C.V. y Embotelladora Gómez Palacio, S.A. de C.V.

   La resolución de la CFC contempla solamente la prohibición de celebrar contratos de exclusiva con abarrotes y misceláneas y no la aplicación de sanciones económicas.

   Contra dicha resolución se interpuso amparo que fue resuelto favorablemente y la CFC interpuso recurso de Revisión, el cual se encuentra pendiente.

   En Junio de 2003, la CFC inició una nueva investigación por supuestas prácticas monópolicas relativas, encontrándose pendiente de que la autoridad emita un oficio de presunta responsabilidad por medio del cual iniciará un nuevo procedimiento o decrete el cierre del expediente.

   En opinión de los ejecutivos principales del Grupo y de sus asesores legales, las embotelladoras denunciadas no realizan prácticas monopólicas, ya que el mercado en el que operan se refiere a refrescos con y sin gas, agua purificada, bebidas con jugo, lácteos, jugos y otros productos no alcohólicos listos para beber, el cual es más amplio que el considerado por la CFC. Se considera que las resoluciones finales de las demandas de amparo en trámite serán a favor de las empresas denunciadas y, en caso de que hubiere una confirmación de la resolución de la CFC, sus efectos no contemplan sanciones económicas.

b) Con efectos a partir de noviembre de 1998, Servicios Ejecutivos Continental, S.A., subsidiaria de la Compañía, celebró un contrato de arrendamiento por un avión para prestar servicios de transporte aéreo. Las condiciones más importantes establecidas en el contrato se mencionan a continuación:

   El plazo del arrendamiento es por un período de 120 meses, que concluye en octubre del año 2008, con una renta básica mensual de 261,819 dólares, neto de los impuestos correspondientes. Grupo Continental, S.A. es garante del contrato.

   El arrendatario se obliga a asegurar el avión a favor del arrendador por un importe decreciente no menor al 110% del valor aproximado del avión, así como absorber todos los gastos inherentes a su operación.

14.- PARTES RELACIONADAS

A continuación se mencionan las transacciones más importantes celebradas por Grupo Continental, S.A. y sus subsidiarias con partes relacionadas, así como las realizadas por la Compañía con sus subsidiarias:

	CONSOLIDADO		INDIVIDUAL	
	Años que terminaron el 31 de diciembre de			
	2003	2002	2003	2002
Ingresos:				
Comisiones y mediaciones			$ 98,197	$ 58,684
Intereses cobrados			88,877	145,601
Costos y gastos:				
Compra de concentrado a The Coca-Cola Company	$ 1,510,368	$ 1,539,418		
Compra de azúcar	920,358	929,120		
Compra de refrescos enlatados	302,395	320,021		
Servicios de transporte aéreo			14,781	17,666
Intereses pagados			175,624	292,061
Servicios pagados			5,203	5,146

15.- INVERSIONES EN ACCIONES DE SUBSIDIARIA Y ASOCIADA

En Asamblea General de Accionistas de Promotora Industrial Azucarera, S.A. de C.V. (PIASA), celebrada el 23 de abril de 2001, los accionistas decidieron efectuar una reducción de su capital social, cancelando 5,229,396 acciones de las 31,149,377 que representaban el total del capital social. A excepción de Grupo Continental, S.A., todos los socios de PIASA decidieron renunciar a su derecho de reembolso; en consecuencia, la Compañía redujo su tenencia accionaria del 57.56% al 49%. Este reembolso se hizo tomando como base el capital contable de PIASA al 31 de diciembre de 2000 y ascendió a $ 229,309, ($ 263,117 a pesos de poder adquisitivo al 31 de diciembre de 2003). De este importe, $ 80,000 fueron liquidados en noviembre de 2001 y $ 149,309 en noviembre de 2002.

Como consecuencia de lo anterior, esta inversión se valúa por el método de participación.
(Véase Nota 6).

Glosario

Embotellador de Coca-Cola o Planta Embotelladora: Empresa que compra concentrados o jarabes de The Coca-Cola Company, para convertirlos en productos terminados, para empacarlos y venderlos a sus clientes

The Coca-Cola Company: A más de 100 años de su fundación, es la principal compañía del mundo en la fabricación, comercialización y distribución de concentrados y jarabes para bebidas no alcohólicas, utilizados para producir más de 300 marcas de refrescos líderes en sus mercados en más de 200 países del mundo.

Botella Unidad: El equivalente a 8 onzas ó 237 mililitros de fluido.

Caja Unidad: Unidad de medida igual a 24 botellas unidad.

Cliente: Dueño de tienda u otro establecimiento que vende o sirve los productos del Grupo directamente a los consumidores.

Cliente Consumidor: Persona que adquiere directamente, en rutas de servicio al hogar o centros de distribución y venta del Grupo, los productos que se le ofrecen para su consumo.

Consumidor: Persona que adquiere en tiendas u otros establecimientos de clientes, para su consumo, los productos del Grupo.

Consumo Per Cápita: Promedio de botellas unidad consumidas por persona, por año, en un mercado específico. El Grupo calcula su consumo per cápita multiplicando su volumen de cajas unidad por 24 y dividiendo el resultado entre la población del territorio de su franquicia.

EBITDA: Siglas en inglés de indicador financiero que traducido al español significa Utilidad de Operación antes de Intereses e Impuestos más Depreciaciones y Amortizaciones.

Fountain: Equipo dispensador utilizado por expendios minoristas para servir el producto en vasos para su consumo inmediato.

Mercado: Área geográfica en la que el Grupo realiza sus operaciones, conforme lo define su territorio de franquicia.

NARTD: Siglas en inglés que se utilizan para identificar a las bebidas comerciales envasadas no alcohólicas listas para tomar (*Non-alcoholic ready to drink*).

NCCT: Siglas en inglés que se utilizan para identificar la herramienta estratégica y táctica que permite medir actitud y comportamiento de los consumidores respecto a las diferentes categorías de bebidas.
(Su aplicación en campo está a cargo de la firma Research International y el procesamiento es realizado por Information Tools Ltd., agencias avaladas por The Coca-Cola Company).

ROIC: Siglas en inglés de indicador financiero que traducido al español significa Retorno Sobre el Capital Invertido (*Return on invested capital*).

SKU: Siglas en inglés de Stock / Storage Keeping Unit. Definición utilizada en el lenguaje de logística para una presentación única de un producto y que se traduce textualmente como "Unidad mínima de almacenaje".

Vending: Máquina automática expendedora de bebidas frías envasadas.

Volumen de Cajas Unidad: Número de cajas unidad que se venden a clientes y clientes consumidores; es el indicador de ventas que utiliza la industria de bebidas comerciales envasadas no alcohólicas listas para tomar, en un mercado particular.

Directorio de la Empresa

Oficinas Corporativas

Domicilio:

Avenida Hidalgo No. 2303
Col. Smith
Tampico, Tam. México 89140

Apartado Postal No. 664
Tampico, Tam. México 89000

Teléfono:
(833) 241-25-00

Fax:
(833) 241-25-77

Internet:
www.contal.com

E-mail:
tampico@contal.com

Oficinas Regionales

CIUDAD DE MEXICO

Bosque de Duraznos No. 65-907
Bosques de las Lomas
Delegación Miguel Hidalgo
México, D.F. 11700

Apartado Postal No. 41882
México, D.F. 11000

Tel: (55) 5596-58-60
Fax: (55) 5596-58-67

REGION NORTE

Diagonal de las Fuentes No. 1449 Ote.
Col. Campestre La Rosita
Torreón, Coahuila 27250

Tel: (871) 721-00-22
Fax: (871) 720-06-91

REGION CENTRO

Av. Himno Nacional No.1977 3er. Piso
Fracc. Tangamanga
San Luis Potosí, S.L.P. 78269

Tel: (444) 811-55-12
Fax: (444) 811-16-67

REGION OCCIDENTE

Av. Juan Palomar y Arias No. 50
Col. Vallarta San Jorge
Guadalajara, Jalisco 44690

Tel: (33) 3630-22-66
Fax: (33) 3630-22-62

Diseño:
Eduardo Fajardo
Eduardo Díaz
Oskar Ventura

Fotografía:
Eduardo Fajardo

Impresión:
Artes Gráficas
Panorama

Impreso:
En papeles
reciclados y
reciclables

MAIN RESOLUTIONS PASSED AT THE GENERAL ORDINARY SHAREHOLDERS MEETING OF GRUPO CONTINENTAL, S.A., HELD ON APRIL 22, 2004.

- The Annual Report, the Individual and Consolidated Financial Statements and the Report by the Shareholders′ Representative corresponding to the Fiscal Year 2003 were approved.

- The report of the Auditing Committee was approved.

- The agreements and acts of the Board of Directors executed during the Fiscal Year 2003 was approved.

- It was resolved to transfer the Profits for $1,137’571,378.00 obtained in the Fiscal Year ended on December 31, 2003 in full to the Result from the Previous Fiscal Year account, without there being any application to the Legal Reserve as it is fully covered.

  It was resolved that $937’500,000.00 shall be taken from the balance of the Result from Previous Fiscal Year account to pay a cash dividend of $1.25 per share from the Reinvested Net Tax Profit account, and that the payment to each of the outstanding 750,000,000 Ordinary Series I 2003 Issue shares, is made in a single installment from May 6, 2004, against delivery of coupon number 1 of such shares.

- The report on the company’s repurchase fund of shares for the Fiscal Year 2003 was approved.

- The sum of $150’000,000.00 was approved as maximum amount for the company’s repurchase fund of shares for the Fiscal Year 2004.

- The new Board of Directors was elected as follows:

PROPRIETARY DIRECTORS	**ALTERNATE DIRECTORS**
Cynthia H. Grossman	Stacey Sánchez Grossman
Bruce E. Grossman	Brett E. Grossman
Marcos Aguilar Romo	Pedro Manuel García Elizondo
Carlos Canseco González	Diego A. Hinojosa Aguerrevere
Teodoro Circuit	Germán Eichelmann Rodríguez
Lawrence R. Cowart	Eduardo Arrocha Gío
José Domene Zambrano	Carlos Sottil Cicero
Sergio Garza Treviño	Sergio Garza Trejo
Antonio López Rodríguez	Ana Dolores López Pariente de León
Martín Machinandiarena López	Xiemar Zarazúa López
Sergio Romero Roaro	Alfonso Siliceo Aguilar

Sergio Ruiz Garza	Alberto Ruiz Garza
Ernesto L. Tinajero Benavides	Ernesto L. Tinajero Flores
Guillermo Verduzco y Sánchez Aldana	Roberto Martínez Garza

Mrs. Cynthia H. Grossman was also approved as Chairman of the Board.

- Messrs. Carlos Canseco González, Sergio Garza Treviño, Martín Machinandiarena López, Sergio Romero Roaro and Ernesto Tinajero Benavides were approved as members of the Auditing Committee.

- Messrs. Carlos Garza y Rodríguez and Modesto Llarena Arriola were designated as Proprietary and Alternate Shareholders′ Representatives, respectively.

- Fees to Directors and Sharehoders' Representatives were also approved.

Marcos Aguilar Romo
Secretary of the Board of Directors

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